================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 14, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Report contains four documents, which are presented following this page in the following order:

o     The First Quarter 2002 Report of UBS AG

o The related press release dated May 14, 2002, regarding first quarter results

o Explanatory Note, "Changes in US GAAP Accounting Policies Regarding Private Equity Investments".

o     Press release dated May 14, 2002 relating to a senior management change.

      UBS cautions that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

[LOGO] UBS
First Quarter 2002 Report

[PHOTO]

First Quarter 2002 Report
14 May 2002

UBS Group Financial Highlights

                                                                  Quarter ended                   % change from
                                                         -------------------------------        -----------------
CHF million, except where indicated                      31.3.02    31.12.01     31.3.01        4Q01        1Q01
-----------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                           9,589       8,462      10,067          13          (5)
Operating expenses                                         7,750       7,082       7,872           9          (2)
Operating profit before tax                                1,839       1,380       2,195          33         (16)
Net profit                                                 1,363       1,106       1,579          23         (14)
Cost / income ratio (%)(1)                                  80.1        82.6        77.2
Cost / income ratio before goodwill (%)(1,2)                76.6        78.7        73.9
-----------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                                 1.10        0.88        1.24          25         (11)
Basic earnings per share before goodwill(2,3)               1.37        1.14        1.50          20          (9)
Diluted earnings per share(3)                               1.06        0.87        1.10          22          (4)
Diluted earnings per share before goodwill(2,3)             1.33        1.13        1.35          18          (1)
-----------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity(4)                           12.3        11.7        14.5
Return on shareholders' equity before goodwill(2, 4)        15.5        14.8        17.6
=================================================================================================================


CHF million, except where indicated                                                               % change from
                                                                                                -----------------
As at                                                    31.3.02    31.12.01     31.3.01        4Q01        1Q01
-----------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                           1,229,625   1,253,297   1,216,852          (2)          1
Shareholders' equity                                      44,769      43,530      43,380           3           3
-----------------------------------------------------------------------------------------------------------------
Market capitalization                                    103,216     105,475     106,078          (2)         (3)
-----------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%)(5)                                               11.8        11.6        10.2           2          16
Total BIS (%)                                               14.7        14.8        14.0          (1)          5
Risk-weighted assets                                     255,157     253,735     286,885           1         (11)
-----------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                              2,468       2,448       2,430           1           2
-----------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                      70,221      69,985      71,080           0          (1)
-----------------------------------------------------------------------------------------------------------------
Fitch, London                                                AAA         AAA         AAA
Moody's, New York                                            Aa2         Aa2         Aa1
Standard & Poor's, New York                                  AA+         AA+         AA+
=================================================================================================================

Earnings adjusted for significant financial events and pre-goodwill(2,7)

                                                                  Quarter ended                   % change from
                                                         -------------------------------        -----------------
CHF million, except where indicated                      31.3.02    31.12.01     31.3.01        4Q01        1Q01
-----------------------------------------------------------------------------------------------------------------
Operating income                                           9,434       8,462      10,067          11          (6)
Operating expenses                                         7,414       6,752       7,544          10          (2)
Operating profit before tax                                2,020       1,710       2,523          18         (20)
Net profit                                                 1,574       1,436       1,907          10         (17)
-----------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(1)                                  77.9        78.7        73.9
Basic earnings per share (CHF)(3)                           1.27        1.14        1.50          11         (15)
Diluted earnings per share (CHF)(3)                         1.23        1.13        1.35           9          (9)
-----------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)(4)                       15.2        14.8        17.6
=================================================================================================================

(1)   Operating expenses / operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   For EPS calculation, see Note 8 to the Financial Statements.

(4) Year-to-date annualized net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,687, 2,450 and 2,062 for 31 March 2002, 31 December 2001 and 31 March
      2001, respectively.

(7)   Details of significant financial events can be found in the Group Review.

2001 segment results have been restated to reflect the new Business Group structure and associated management accounting changes effective 1 January 2002 and announced 29 April 2002.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

First Quarter 2002 Report
14 May 2002

Contents

Shareholders' Letter             2

Group Review                     4

UBS Switzerland                 15

UBS Global
Asset Management                26

UBS Warburg                     30

UBS PaineWebber                 39

Corporate Center                44

Financial Statements
UBS Group Income Statement      45
UBS Group Balance Sheet         46
UBS Group Statement of
Changes in Equity               47
UBS Group Statement of
Cash Flows                      48
Notes to the
Financial Statements            49
UBS Registered Shares           55


Financial Calendar
--------------------------------------------------------------------------------
Publication of Second Quarter 2002 results  Tuesday, 13 August 2002
--------------------------------------------------------------------------------
Publication of Third Quarter 2002 results   Tuesday, 12 November 2002
--------------------------------------------------------------------------------

UBS Investor Relations
--------------------------------------------------------------------------------
Hotline:+4112344100 E-mail:sh-investorrelations@ubs.com
Web:www.ubs.com/investors
--------------------------------------------------------------------------------

Zurich                                      New York
--------------------------------------------------------------------------------
Christian Gruetter   +41 1 234 4360         Richard Feder        +1 212 713 6142
--------------------------------------------------------------------------------
Mark Hengel          +41 1 234 8439         Christopher McNamee  +1 212 713 3091
--------------------------------------------------------------------------------
Charles Gorman       +41 1 234 2733
--------------------------------------------------------------------------------
Catherine Lybrook    +41 1 234 2281
--------------------------------------------------------------------------------
Fax                  +41 1 234 3415         Fax                  +1 212 713 1381
--------------------------------------------------------------------------------

UBS AG                                      UBS Americas Inc.
Investor Relations G41B                     Investor Relations
P.O. Box                                    135 West 50th Street, 9th Floor
CH-8098 Zurich                              New York, NY 10020
Switzerland                                 USA
--------------------------------------------------------------------------------

Interactive First Quarter 2002 Report

An interactive version of this report can be viewed online in the First Quarter 2002 Results section of the UBS Investors & Analysts website:
www.ubs.com/investors.

Other reports

All UBS's financial reporting is available on the internet at:
www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland. E-mail:
sh-iz-ubs-publikationen@ubs.com.

Shareholders' Letter
14 May 2002

Shareholders' Letter

[PHOTO]

Dear Shareholders,

The market environment remained difficult in first quarter 2002. Although investor activity recovered slightly from the very low levels in fourth quarter 2001, it was still subdued compared to a year ago. Against a continuing background of slack economic growth, the pace of investment banking activity has slowed significantly.

      In spite of these circumstances, our core businesses reported relatively strong results. Our wealth management businesses benefited from growth in asset-based fees. Our Swiss domestic banking business continued to perform extremely well - posting its second consecutive record quarter. And across the Group, we also continue to benefit from our prudent attitude towards risk. Our credit losses remain low despite a deteriorating credit environment. Unfortunately, UBS Capital continues to record losses because of the effect of wider economic difficulties on private equity valuations and the lack of exit opportunities. Unless the market changes convincingly, UBS Capital is likely to continue to perform poorly over the next several quarters.

      Group net profit in first quarter 2002 was CHF 1,363 million, down 14% from the first quarter a year earlier but up 23% from last quarter. Pre-goodwill, and adjusted for the sale of Hyposwiss, profit was CHF 1,574 million, 17% less than the same quarter a year earlier but 10% higher than the fourth quarter.

      Revenues remained steady showing the benefit of our diverse business mix.

      Adjusted for significant financial events and pre-goodwill, the Group's annualized return on equity for the first quarter was 15.2%, below the level a year ago, but within our target range of 15-20%. On the same basis, basic earnings per share declined 15% to CHF 1.27 from CHF 1.50 a year earlier. Again adjusted for significant financial events, the pre-goodwill cost/income ratio rose to 77.9% from 73.9% in first quarter 2001 although general and administrative expenses were down 9% from the first quarter and 12% from the fourth quarter.

      Net new money for the Group was CHF 11.8 billion, a satisfactory result in view of the current market environment and the short-term impact of the Italian tax amnesty, which negatively affected our net flows for this quarter. The strategic build-up of our domestic private banking activities in Italy helped us to retain almost half of the CHF 8.4 billion outflow in Private Banking, confirming the rationale of our European wealth management strategy. Our US private client business, UBS PaineWebber, continues to gain market share from its peers and generate strong net new money - capturing CHF 7.4 billion in net new money this quarter.

Leadership team

As an organization we are totally committed to a management philosophy that emphasizes meritocracy and the importance of a global partnership spanning our integrated businesses.

In this way we foster an open exchange of ideas, and create solutions which harness all the diverse skills of the firm for the benefit of our clients.

      That is why we have now decided to broaden and strengthen our Group Executive Board. With new members from Australia, Switzerland, the UK and the US, the 10-strong team truly reflects the international diversity of UBS. This move and the simultaneous expansion of our Group Managing Board demonstrate the broad management talent pool we have at UBS, and signal the advance of the next generation of our business leaders.

      At the same time, we are announcing that Markus Granziol, Chairman of UBS Warburg, has decided to leave the firm at the end of August. During his three year tenure as CEO and then Chairman, Markus transformed UBS Warburg into one of the select group of major global investment banks, and we would like to take this opportunity to express how immensely grateful we are for his huge contribution.

Business Group highlights

Our Swiss domestic business continues to reap the benefits of disciplined cost management, providing the Group with one of its more stable sources of earnings and revenue. Both costs and the cost/income ratio fell to record lows at the Private and Corporate Clients business unit, while fee and commission income increased, prompting pre-tax profit to rise from the fourth quarter by 24% to CHF 705 million.

      Although our Private Banking business unit experienced outflows of invested assets due to the Italian tax amnesty, it still achieved net new money of CHF 2.6 billion, a good result that reflects our overall asset gathering strength and the progress being made by the European wealth management initiative in its key markets. The slight improvement in client sentiment this quarter allowed pre-tax profit to rise 3% from the fourth quarter due to higher asset-based fees.

      Over the past two years, we have steadily built up our asset management business into a coherent, global organization, reflected in the ongoing strength of our investment performance. The culmination of this development was the launch of our new, unified UBS Global Asset Management brand on 8 April. This new brand highlights the Business Group's outstanding geographical reach, and the scope as well as the scale of its global investment capabilities.

      In UBS Warburg, the Corporate and Institutional Client business unit's revenue and profitability remained strong relative to peers. Fixed income and foreign exchange had an impressive first quarter, with revenues reaching a record CHF 2,117 million. Overall, however, global capital markets continue to be affected by low levels of activity.

      The UBS PaineWebber business continues to post relatively strong results with a record level of recurring fees and was - among its peers - the only firm that reported an improvement in its cost/income ratio in comparison to fourth quarter 2001. Invested assets, which rose to CHF 779 billion, were driven by positive new money flows throughout the quarter despite the difficulty of the prevailing investment climate.

Outlook

As in 2001, UBS performed relatively strongly in the first quarter and the resilience of our diverse global franchise will allow us to continue to invest selectively in our strategic priorities. The prospects for a global economic recovery in the latter part of the year remain intact, although it is far from certain how strong any growth may be. Because of this, our results in 2002 are unlikely to improve on the performance in 2001.

14 May 2002

UBS AG


/s/ Marcel Ospel                                         /s/ Peter Wuffli
----------------                                         ----------------
Marcel Ospel                                             Peter Wuffli
Chairman                                                 President

Group Review
14 May 2002

Group Review

Expanded leadership team

UBS is broadening and strengthening its leadership team, reinforcing its partnership approach and integrated business model.

      The Group Executive Board will gain the following new members: John Fraser, CEO of UBS Global Asset Management, Clive Standish, Chairman & CEO of UBS Asia/Pacific, Mark Sutton, President and COO of UBS PaineWebber, and Marcel Rohner, newly appointed CEO of UBS Wealth Management & Business Banking, the new name for the UBS Switzerland business group. Marcel Rohner is currently COO and Deputy CEO of UBS Private Banking.

      Stephan Haeringer, currently CEO of UBS Switzerland, will become Deputy President of the Group Executive Board and will join the Corporate Center. Here he will have responsibility for furthering UBS's integrated model which brings clients the best services and expertise from across the firm. He will also play a key role in promoting our risk and cost control cultures.

      Georges Gagnebin, currently CEO of UBS Private Banking, will become Chairman of the UBS Wealth Management & Business Banking business group, focusing particularly on the development of our private banking franchise and on deepening relationships with our key private banking clients. He will retain management of UBS's five independent private banks.

      Alain Robert (Swiss clients) and Raoul Weil (international clients) will lead UBS's Private Banking businesses. Eugen Haltiner will lead the Business Banking Switzerland unit, our highly successful domestic banking business in Switzerland for individual and corporate clients, currently known as the Private & Corporate Clients unit.

      In addition, the Private Banking units will also now cover affluent individual clients currently served by the Private and Corporate Clients business. There will be no change to these clients' advisory relationships, and no disruptions to their service.

      As well as the expansion of the Group Executive Board, the Group Managing Board, representing the senior partnership level of the firm, will be expanded to a membership of 50 from the current 36.

      In addition, Markus Granziol, Chairman of UBS Warburg, has decided to leave UBS at the end of August 2002. John Costas, currently CEO of UBS Warburg, will assume the Chairmanship.

      All management changes, except where otherwise stated, will be effective from July 2002, and structural changes will be reflected in our financial reporting from the third quarter of 2002. Current granularity of disclosure will be enhanced by splitting Private Banking's revenues and invested assets between the two organizational units: Swiss clients and International clients.

Appointment of new board member

The Annual General Meeting approved the election of Ernesto Bertarelli, CEO of Serono International AG, to the Board of Directors for a four year term. Non-executive vice chairman Markus Kundig retired from the board after reaching the age limit of 70 years. Peter Bockli has replaced him in this role.

Regrouping and management accounting changes

On 29 April 2002, we published restated figures for 1999, 2000 and 2001 that reflect our new Business Group structure, which became effective on 1 January 2002.

      The major change affecting the reporting structure is the separation of the Private Clients unit from UBS Warburg into a separate Business Group called UBS PaineWebber. At the same time, UBS PaineWebber transferred its international business with non-US clients to Private Banking. O'Connor, originally jointly launched by UBS Global Asset Management and UBS Warburg, has also now become entirely part of UBS Global Asset Management.

      UBS also instituted a number of management accounting changes, the foremost being the allocation

UBS Group Reporting structure at 1 January 2002


                                                    -----------------------
                                                             UBS AG
                                                    -----------------------

--------------------   ---------------------------  -----------------------       ---------------      ----------------
  UBS Switzerland      UBS Global Asset Management         UBS Warburg            UBS PaineWebber      Corporate Center
--------------------   ---------------------------  -----------------------       ---------------      ----------------

--------------------                                -----------------------
    Private and                                           Corporate &
  Corporate Clients                                  Institutional Clients
--------------------                                -----------------------

--------------------                                -----------------------
  Private Banking                                          UBS Capital
--------------------                                -----------------------



of goodwill arising from the merger of UBS and PaineWebber to the Business Groups and business units that benefited from the transaction. Although a majority of the goodwill has been allocated to UBS PaineWebber, a significant amount has been apportioned to UBS Warburg's Corporate and Institutional Clients business unit while smaller amounts were assigned to UBS Global Asset Management and UBS Switzerland's Private Banking business unit.

      None of the changes have an impact on the Group financial statements for 1999, 2000, and 2001. They only affect the results of the Business Groups and business units. All figures and results presented in this report reflect the new structure. For more detailed information about the changes refer to www.ubs.com/investors.

Equity Plus

The Equity Plus equity-based incentive program, which we launched last quarter, has been a success, helping us to further align our employees' and our shareholders' interests. Approximately 18,500 UBS staff - roughly a quarter of the global work force - have signed up to take part in this program.

      Equity Plus gives all Group employees the opportunity to invest part of their annual incentive bonus and/or a portion of their annual salary in UBS shares. For each UBS share purchased, an employee receives two options that vest after two years and are exercisable for the following eight years. Shares bought by employees cannot be sold for two years after their purchase. On average, participating employees invested roughly a quarter of their annual incentive bonuses into the program and/or almost 6% of their annual salary. The program is modeled on an equity incentive program run by PaineWebber prior to its merger with UBS. UBS PaineWebber employees led the take-up, with 44% subscribing to the new program.

      We are committed to increasing the proportion of UBS's shares that are owned by our staff and we will continue to promote Equity Plus as an excellent opportunity for employees to invest in the Group's shares.

Group Review
14 May 2002
UBS Group Performance Against Targets

Year-to-date, annualized                                              31.3.02     31.12.01      31.3.01
-------------------------------------------------------------------------------------------------------
RoE (%)
as reported                                                              12.3         11.7         14.5
before goodwill and adjusted for significant financial events(1)         15.2         14.8         17.6
-------------------------------------------------------------------------------------------------------

For the quarter ended                                                 31.3.02     31.12.01      31.3.01
-------------------------------------------------------------------------------------------------------
Basic EPS (CHF)
as reported                                                              1.10         0.88         1.24
before goodwill and adjusted for significant financial events(1)         1.27         1.14         1.50
-------------------------------------------------------------------------------------------------------
Cost / income ratio (%)
as reported                                                              80.1         82.6         77.2
before goodwill and adjusted for significant financial events(1)         77.9         78.7         73.9
-------------------------------------------------------------------------------------------------------
Net new money, private client units (CHF billion)(4)
Private Banking                                                           2.6          4.2          4.5
UBS PaineWebber                                                           7.4          8.5          6.2
-------------------------------------------------------------------------------------------------------
Total                                                                    10.0         12.7         10.7
=======================================================================================================

[BAR CHART OMITTED]

[BAR CHART OMITTED]

[BAR CHART OMITTED]

[BAR CHART OMITTED]

(1) Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

(2)   Year-to-date, annualized.

(3)   Private Banking and UBS PaineWebber.

(4)   Excludes interest and dividend income.#Invested Assets

Invested                                                                Net new
Assets                                                                  money(1)
CHF billion                        31.3.02    31.12.01    % change       1Q02
-----------------------------------------------------------------------------
UBS Group                            2,468       2,448           1       11.8
-----------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients          314         311           1        1.3
Private Banking                        697         695           0        2.6
-----------------------------------------------------------------------------
UBS Global Asset Management
Institutional                          330         328           1       (1.6)
Mutual funds                           347         344           1        2.0
-----------------------------------------------------------------------------
UBS Warburg
UBS Capital                              1           1           0        0.1
-----------------------------------------------------------------------------
UBS PaineWebber                        779         769           1        7.4
-----------------------------------------------------------------------------

(1)   Excludes interest and dividend income.

Group targets

UBSfocuses on four key performance targets, which are designed to deliver continually improving returns to our shareholders.

      Before goodwill and adjusted for the one-off gain from the sale of Hyposwiss in first quarter 2002:

- Our annualized return on equity for first quarter 2002 was 15.2%, down from 17.6% in first quarter 2001. The drop in operating income was not fully offset by the lower average level of equity from our ongoing share buy back programs.

- Basic earnings per share in first quarter 2002 were CHF 1.27, which is 15% lower than in the same quarter last year. Lower net profit was partially offset by the decrease in the average number of shares outstanding.

- The cost/income ratio this quarter was 77.9%, up from 73.9% in the same quarter last year, although operating expenses were down by 2%, evidence of the continued cost control efforts across all our businesses. Revenue shortfalls in private equity and equities trading pushed up the ratio.

      Net new money in the private client units (Private Banking and UBS PaineWebber) was CHF 10.0 billion this quarter, down CHF 2.7 billion from last quarter. This includes the impact of the Italian tax amnesty, which led to a CHF
4.5 billion outflow in net new money in Private Banking over the quarter. Without the impact of the tax amnesty, Private Banking would have reported net new money of CHF 7.1 billion, one of its best quarterly net new money results. Despite the difficult market environment, UBS PaineWebber continues to achieve strong net new money flows compared to its peers.

Significant financial events

In first quarter 2002, we realized a pre-tax gain of CHF 155 million from the sale of Hyposwiss. There were no significant financial events in fourth quarter 2001 or first quarter 2001. Significant financial events for the periods reported are shown in the table on page 8.

Results

Net profit this quarter was CHF 1,363 million, 14% lower than first quarter 2001. Adjusted for significant financial events and before goodwill, net profit declined 17% to CHF 1,574 million.

      Operating income adjusted for significant financial events in the first quarter was CHF 9,434 million, down 6% from first quarter 2001, with the fall due to private equity write-downs, more difficult equity market conditions and depressed individual investor sentiment.

      Net interest income in the first quarter rose 41% from a year earlier to CHF 2,763 million. Net trading income in the period declined 35% to CHF 1,983 million.

      As well as income from interest margin based activities (loans and deposits), net interest income includes some income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income,

Group Review
14 May 2002

Significant Financial Events

                                                   Quarter ended
                                            ------------------------------
CHF million                                 31.3.02    31.12.01    31.3.01
--------------------------------------------------------------------------
Operating income as reported                  9,589       8,462     10,067
Gain on disposal of Hyposwiss                  (155)
--------------------------------------------------------------------------
Adjusted operating income                     9,434       8,462     10,067
--------------------------------------------------------------------------
Operating expenses as reported                7,750       7,082      7,872
No significant financial events
--------------------------------------------------------------------------
Adjusted operating expenses                   7,750       7,082      7,872
--------------------------------------------------------------------------
Adjusted operating profit before
  tax and minority interests                  1,684       1,380      2,195
==========================================================================
Tax expense                                     357         173        548
Tax effect of significant financial events      (30)
--------------------------------------------------------------------------
Adjusted tax expense                            327         173        548
Minority interests                             (119)       (101)       (68)
==========================================================================
Adjusted net profit                           1,238       1,106      1,579
--------------------------------------------------------------------------
Adjusted net profit before goodwill           1,574       1,436      1,907
--------------------------------------------------------------------------

we analyze the total according to the business activities which give rise to the income, rather than by the type of income generated.

      Net income from interest margin products increased 2% from first quarter last year to CHF 1,423 million in this quarter reflecting a slightly higher loan book in the Corporate and Institutional Clients unit, offset by highly competitive domestic market conditions which put pressure on margins in UBS Switzerland.

      Net income from trading activities was CHF 3,282 million in first quarter, a decrease of 13% compared to a year earlier, reflecting deteriorating market conditions. Revenues in the equities business continued to suffer from lower market volumes, increased volatility, and fewer arbitrage opportunities. The drop in equity trading revenues, however, was partially offset by another record quarter for fixed income trading, which performed strongly across all areas, especially in the US and in structured products. Foreign exchange trading revenues remained virtually unchanged from the first quarter last year. This quarter also includes mark-to-market gains of CHF 95 million on credit default swaps which hedge existing credit exposures. Please refer to page 11 for further information on how we use credit default swaps to hedge our credit exposures.

      Net income from treasury activities in this quarter was CHF 419 million or 27% higher than first quarter 2001, reflecting one-off capital gains through disposals and revaluations of equity holdings, as well as higher returns from invested equity.

      Other net trading and interest income was CHF (378) million in the first quarter 2002 compared to CHF (473) in the first quarter 2001, reflecting lower funding costs in UBS Capital and the reclassification of some revenues previously reported as income from trading activities.

      Net fee and commission income of CHF 4,870 million was 4% lower than first quarter 2001. This drop includes a 39% fall in corporate finance fees, with market activity much lower than a year ago. Net brokerage fees fell 14% from a year earlier on lower trading volumes, especially in Switzerland. Their decline, however, is less than the fall in market activity, indicating increasing market share. Compared to the first quarter a year earlier, equity and fixed income underwriting fees rose 47%, demonstrating the rapid growth of our US investment banking franchise. Over the same period, investment fund fees rose by 6% to a record high of CHF 1,106 million.

      Other income decreased 40% to CHF 58 million from the first quarter 2001 on further writedowns in our private equity portfolio, reflecting continued recessionary pressure, combined with minimal opportunity for divestments. The decrease was partially offset by the CHF 155 million gain from the sale of Hyposwiss.

      Cost control remains a focus. Total operating expenses, at CHF 7,750 million, were 2% lower

Net Interest and Trading Income

                                                          Quarter ended                    % change from
                                                  -------------------------------        -----------------
CHF million                                       31.3.02    31.12.01     31.3.01        4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Net interest income                                 2,763       2,621       1,958           5          41
Net trading income                                  1,983         924       3,060         115         (35)
----------------------------------------------------------------------------------------------------------
Total net interest and trading income               4,746       3,545       5,018          34          (5)
==========================================================================================================


Breakdown by business activity:
----------------------------------------------------------------------------------------------------------
Net income from interest margin products            1,423       1,400       1,390           2           2
Net income from trading activities                  3,282       2,184       3,770          50         (13)
Net income from treasury activities                   419         361         331          16          27
Other(1)                                             (378)       (400)       (473)          6          20
----------------------------------------------------------------------------------------------------------

Total net interest and trading income               4,746       3,545       5,018          34          (5)
==========================================================================================================

(1)   Principally goodwill funding costs.

than first quarter 2001, driven by general and administrative expenses, which declined CHF 177 million, and the excellent cost-cutting record in our domestic business.

      Personnel expenses were CHF 5,317 million in first quarter, a 1% increase from the same period last year on higher performance-related compensation. Personnel expenses are managed on a full year cycle, with the final fixing of annual compensation made in the fourth quarter. These increases were partially offset by lower contractor costs and the reduction of headcount in our domestic Swiss business.

      First quarter 2002 general and administrative expenses were 9% lower than a year ago, at CHF 1,700 million, reflecting widespread reductions, especially in marketing and public relations, technology, and travel and entertainment. The Corporate and Institutional Clients units posted its lowest level of general and administrative expenses since second quarter 1999.

      Depreciation increased by 1% to CHF 397 million compared to a year ago. This small increase mainly reflects higher software write offs due to the termination of several projects.

      The Group incurred a tax expense of CHF 357 million in first quarter 2002, an effective tax rate of 19.4%, below last year's full year rate of 21%. The decline is driven by a geographic shift in revenue mix, a lower progressive tax rate in Switzerland, and the ability to benefit from tax losses in the US. We believe that a tax rate of around 20% is a reasonable indicator for the year.

Credit risk

      Credit loss expense amounted to CHF 85 million in first quarter 2002, compared to CHF 115 million in fourth quarter 2001 and CHF 136 million in first quarter 2001.

      UBS Switzerland reported actual credit loss expense of CHF 61 million for the quarter, compared to CHF 88 million last quarter and CHF 14 million in first quarter 2001. This relatively low level of domestic credit losses is explained by a number of factors, including corporate bankruptcies which have reached the lowest levels in Switzerland since the early nineties, the ongoing repositioning of our domestic credit portfolio and the continued success of our recovery efforts.

      Actual credit loss expense at UBS Warburg in the first quarter amounted to CHF 31 million, roughly in line with the CHF 23 million recorded in fourth quarter 2001, but significantly below the CHF 117 million experienced in first quarter 2001. This low level of credit losses is the result of having avoided major country or corporate defaults and a further reduction in our exposure to Latin America and other emerging markets, allowing us to release country provisions. The international credit environment remains fragile and corporate defaults will tend to lag recovery.

      In Corporate Center, we realized a net recovery of CHF 10 million as bankruptcy procedures relating to a 1996 default yielded a final payment.

      UBS makes active use of credit derivatives to help manage its credit risk. Changes in the fair value of these credit derivatives are recorded in trading revenues, as such contracts do not qualify as loan hedges.

Group Review
14 May 2002

Actual credit loss expense / (recovery)

                                 Quarter ended                   % change from
                        -------------------------------         ----------------
CHF million             31.3.02    31.12.01     31.3.01         4Q0        1Q01
--------------------------------------------------------------------------------
UBS Switzerland              61          88          14         (31)        336
UBS Warburg                  31          23         117          35         (74)
UBS PaineWebber               3           4           5         (25)        (40)
Corporate Center            (10)          0           0
--------------------------------------------------------------------------------
UBS Group                    85         115         136         (26)        (38)
================================================================================

      UBS's loan portfolio increased to CHF 274 billion at 31 March 2002 from CHF 262 billion three months earlier.

      UBS Switzerland's portfolio, at CHF 180.5 billion, remained fairly stable compared to CHF 181.9 billion at 31 December 2001. Repayments and the workout of impaired positions continued, while our new lending business experienced the low levels usually seen in the first quarter.

      UBS Warburg's loan book increased by CHF 14 billion or 22.9% as a result of fluctuations in the low risk short term money market business with banks and sovereign borrowers. By contrast, corporate loans actually declined by approximately CHF 2 billion, consistent with our strategy of limiting international credit exposures. The UBS PaineWebber loan portfolio declined by CHF 0.7 billion or 4%, reflecting continued subdued investor sentiment and weak stock markets which drove down margin lending.

      Total impaired loans decreased by CHF 788 million or 5.4% to CHF 13,841 million in first quarter 2002, as the continued high level of work-outs of older Swiss recovery positions more than compensated for new impairments. As a result, and also owing to the increased loan portfolio, the impaired loan to gross loans ratio further improved to 5.1% from 5.6% in the previous quarter. The ratio of non-performing loans to gross loans, at 2.9%, also improved from 3.3% last quarter.

Allowances and provisions for credit risk


                                                  UBS Global
CHF million                   UBS Switzerland  Asset Management    UBS Warburg    UBS PaineWebber  Corporate Center    UBS Group
                            ----------------- ---------------- ----------------- ---------------- ---------------- ----------------
As at                        31.3.02  31.12.01 31.3.02 31.12.01 31.3.02  31.12.01 31.3.02 31.12.01 31.3.02 31.12.01 31.3.02 31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                180,517   181,854   448     389    75,256   61,229   17,565  18,246    185     266    273,971   261,984
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans           6,358     7,004     0       0     1,476    1,609        0      17      9       9      7,843     8,639
Other impaired loans           4,306     4,306     0       0     1,675    1,667       17      17      0       0      5,998     5,990
------------------------------------------------------------------------------------------------------------------------------------
Total impaired loans          10,664    11,310     0       0     3,151    3,276       17      34      9       9     13,841    14,629
------------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing
  loans                        3,613     4,248     0       0     1,063    1,104        0      17      5       5      4,681     5,374
Allowances for other impaired
  loans                        1,161     1,143     0       0       822      760       17      17      0       0      2,000     1,920
------------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired
  loans                        4,774     5,391     0       0     1,885    1,864       17      34      5       5      6,681     7,294
------------------------------------------------------------------------------------------------------------------------------------
Other allowances and
  provisions                     400       243     0       0       539      681        0       0      0       0        939       924
------------------------------------------------------------------------------------------------------------------------------------
Total allowances and
  provisions                   5,174     5,634     0       0     2,424    2,545       17      34      5       5      7,620     8,218
====================================================================================================================================
of which country allowances
  and provisions                 504       507     0       0       450      499        0       0      0       0        954     1,006
------------------------------------------------------------------------------------------------------------------------------------


Ratios
Impaired loans as a % of
  gross loans                    5.9       6.2                     4.2      5.4      0.1     0.2    4.9     3.4        5.1       5.6
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of
  gross loans                    3.5       3.9                     2.0      2.6      0.0     0.1    4.9     3.4        2.9       3.3
------------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for
  credit loss as a % of gross
  loans                          2.9       3.1                     3.2      4.2      0.1     0.2    2.7     1.9        2.8       3.1
------------------------------------------------------------------------------------------------------------------------------------
Allocated allowances as a % of
  impaired loans                44.8      47.7                    59.8     56.9    100.0   100.0   55.6    55.6       48.3      49.9
------------------------------------------------------------------------------------------------------------------------------------
Allocated allowances as a % of
  non-performing loans          56.8      60.7                    72.0     68.6            100.0   55.6    55.6       59.7      62.2
====================================================================================================================================

Credit Default Swaps

UBS uses credit default swaps (CDS) to hedge selected credit exposures and avoid undue risk concentrations in individual companies, industry sectors or geographical areas. These CDSs are designed to provide compensation to UBS for losses incurred in case of default or other predefined credit related events. CDSs are derivative instruments that are carried on our balance sheet at fair value. Changes in fair value of these instruments are recorded in net trading income. This may add volatility to our net trading income results, and the impact may either be positive or negative in a particular quarter.

   CDSs are generally structured in a manner which does not qualify for hedge accounting under International Accounting Standards (IAS). Therefore changes in the fair value of a CDS and any credit loss expense relating to the hedged asset may well be recorded in different reporting periods. Typically, the credit rating of a company that ultimately defaults on its obligations deteriorates gradually over a certain period of time. Such deterioration is reflected in a gradual increase in fair value of the related CDS, resulting in trading income gains being recorded. On the other hand, an allowance for credit loss is not recorded until the credit is deemed to be impaired. This timing mismatch between recognizing income from increases in the fair value of a CDS and recognizing expense on establishment of a credit loss allowance introduces some period-to-period volatility in net income. In addition, while such CDSs are entered into with a view to reducing credit losses, their positive effect is not reflected as a reduction in reported credit loss expense.

   UBS is also active as a market maker and trader in CDSs. These activities are not linked to the above mentioned use of CDSs to hedge credit exposures and are conducted as part of our normal trading activities.

Market risk

Market risk is incurred primarily through UBS's trading activities, which are centered in UBS Warburg.

      Market risk for UBS Warburg, as measured by the 10 day 99% confidence level Value at Risk (VaR), remained broadly unchanged, ending the quarter at CHF
278.4 million compared to CHF 271.0 million at 31 December 2001. Average VaR utilization over the quarter was CHF 274.2 million compared to CHF 277.7 million for the previous quarter. Interest rate and equity products remain the strongest risk drivers.

Group Review
14 May 2002

UBS Group: Value at Risk (10-day 99% confidence)

                                              Quarter ended 31.3.02                                 Quarter ended 31.12.01
                              -------------------------------------------------------       ----------------------------------------
CHF million                   Limits      Min.        Max.       Average      31.3.02         Min.        Max.    Average  31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg(1)                 450       238.7       331.0        274.2        278.4        207.8       470.3      277.7    271.0
UBS PaineWebber                 50        16.9        33.5         22.3         28.1         13.2        26.7       21.5     23.6
UBS Switzerland(2)              50         4.5         5.5          5.2          5.3          4.6         5.1        4.9      4.8
Corporate Center(3)            150        34.8        43.4         38.9         34.8         33.9        48.8       38.9     40.9
Reserves                       150
Diversification effect                      (4)         (4)       (55.6)       (44.1)          (4)         (4)     (48.0)   (35.7)
------------------------------------------------------------------------------------------------------------------------------------
Total                          600       251.0       332.6        285.0        302.5        219.8       482.5      295.0    304.6
====================================================================================================================================

(1)   Includes UBS Warburg Energy since the start of trading on 11 February
      2002.

(2)   Includes interest rate exposures in the banking books of the Private
      Banks.

(3)   Includes interest rate exposures in the banking book of Group Treasury.

(4) As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS Warburg - Corporate and Institutional Clients: Value at Risk (10-day 99% confidence)

                                                     Quarter ended 31.3.02                            Quarter ended 31.12.01
                                          --------------------------------------------       ---------------------------------------
CHF million                                Min.       Max.        Average      31.3.02       Min.        Max.     Average  31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Risk type
Equities                                  138.6       205.1        171.3        197.9        123.9       454.9      159.0    157.0
Interest rates                            181.9       299.7        223.4        207.1        164.5       299.8      229.3    226.2
Foreign exchange                            9.3        65.7         25.2         34.6         16.6        90.7       39.1     25.8
Other(1)                                    3.6        73.4         16.4         62.1          3.0        12.6        6.0      5.1
Diversification effect                       (2)         (2)      (162.1)      (223.3)          (2)         (2)    (157.7)  (143.1)
------------------------------------------------------------------------------------------------------------------------------------
Total                                     238.7       331.0        274.2        278.4        207.8       470.3      277.7    271.0
====================================================================================================================================

(1) Includes energy risk from UBS Warburg Energy since the start of trading on 11 February 2002 and precious metal risk.

(2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

      The market risks of UBS Warburg Energy are included in the VaR numbers for UBS Warburg from the start of trading on 11 February 2002. UBS Warburg Energy's market risk is primarily commodities risk, included in the table above under the category "Other", and, to a much smaller extent, foreign exchange and interest rate risk, included in the relevant categories in the table above. Market risk exposure of UBS Warburg Energy developed according to expectations and remained well within the risk parameters established for this business. As expected, the initial impact of energy trading on the overall VaR of UBS Warburg has been small.

      The quality of the VaR model is continuously monitored by backtesting - comparing actual revenues arising from closing positions (i.e. excluding intraday revenues, fees and commissions) with the one day VaR calculated on these positions. The graph shows these daily revenues and the corresponding 1-day VaR over the last 12 months. Revenues over this period were well within the range predicted by the VaR-model. The 10-day VaR, which is the basis of the limits and exposures in the tables, is also shown in this graph for information.

      UBS also routinely assesses potential stress loss against our standard set of forward looking scenarios. Stress loss exposure, defined as the worst case result from these scenarios, decreased

[LINE CHART OMITTED]

BIS Capital and Ratios

CHF million, except where indicated                                              % change from
                                                                              --------------------
As at                                      31.3.02    31.12.01     31.3.01    31.12.01     31.3.01
--------------------------------------------------------------------------------------------------
Risk-weighted assets                       255,157     253,735     286,885           1         (11)
--------------------------------------------------------------------------------------------------
BIS Tier 1 capital                          30,221      29,322      29,213           3           3
of which hybrid Tier 1 capital(1)            3,859       3,848       2,599           0          48
BIS total capital                           37,567      37,471      40,242           0          (7)
--------------------------------------------------------------------------------------------------
BIS Tier 1 capital ratio (%)                  11.8        11.6        10.2
of which hybrid Tier 1 capital (%)(1)          1.5         1.5         0.9
BIS total capital ratio (%)                   14.7        14.8        14.0
==================================================================================================

(1)   Trust preferred securities.

over the quarter, ending the first quarter at CHF 307 million compared to CHF 624 million at the end of fourth quarter 2001. Average stress loss exposure also decreased, to CHF 548 million during first quarter 2002 from CHF 652 million in fourth quarter 2001.

Capital management

We remain committed to being one of the best-capitalized banks in the world and will therefore continue to manage our balance sheet prudently. This focus and our strong cash flow generation means that we have continued to be able to buy back shares and at the same time keep our Tier 1 ratio above 10%.

      In first quarter 2002, UBS repurchased 12,614,457 shares under the 2001 and 2002 share buyback programs. Nevertheless, retained earnings pushed our Tier 1 capital ratio up from 11.6% at year-end to 11.8% at the close of the first quarter. Risk weighted assets increased by 1% from CHF 253,735 million to CHF 255,157 million, mainly reflecting a slight increase in off-balance sheet assets.

Second line buy back programs

We terminated our 2001 share buy back program on 5 March 2002 after repurchasing a total of 28,818,690 shares at an average price of CHF 79.46. Following approval by the Annual General Meeting on 18 April 2002, these shares will be cancelled in July.

      In the light of our continued strong capital position, we started a new share buy back program on 6 March 2002, which will again lead to a cancellation of the repurchased shares. The program will allow the repurchase of shares for a maximum value of CHF 5 billion and will run for one year. The Annual General Meeting in April 2003 will approve the cancellation of shares bought back under this program.

      At 31 March 2002, a total of 6,860,123 shares had been repurchased under the new program at an average price of CHF 83.57.

UBS Shares and Market Capitalization

Number of shares, except where indicated                                                      % change from
                                                                                            ------------------
As at                                        31.3.02          31.12.01           31.3.01    31.12.0    31.3.01
--------------------------------------------------------------------------------------------------------------
Total ordinary shares issued           1,282,251,732     1,281,717,499     1,335,136,233          0         (4)
Second trading line treasury shares
(2000 program)                                                               (55,265,349)                 (100)
Second trading line treasury shares
(2001 program)                           (28,818,690)      (23,064,356)       (4,381,200)        25        558
Second trading line treasury shares
(2002 program)                            (6,860,123)
--------------------------------------------------------------------------------------------------------------
Shares outstanding for
market capitalization                  1,246,572,919     1,258,653,143     1,275,489,684         (1)        (2)
--------------------------------------------------------------------------------------------------------------
Share price (CHF)                              82.80             83.80             83.17         (1)         0
--------------------------------------------------------------------------------------------------------------
Market Capitilization                        103,216           105,475           106,078         (2)        (3)
==============================================================================================================
Total treasury shares                     46,229,822        41,254,951        72,741,438         12        (36)
--------------------------------------------------------------------------------------------------------------

Group Review
14 May 2002

Treasury shares

IAS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders' equity. UBS's holding of own shares increased from 41,254,951 shares, or 3.2% of shares issued, at 31 December 2001, to 46,229,822 shares, or
3.6 % of shares issued, at 31 March 2002, reflecting our continuous buy back on the second trading line, and funding needs of our employee share participation programs and employee option exercises.

   Of these treasury shares, 35,678,813 shares were purchased under our current second line buy back program. The remaining 10,551,009 shares were held for general treasury purposes, including coverage of employee share programs, and for market making activities by UBS Warburg. UBS Warburg acts as market maker in UBS shares as well as derivatives and may hold a significant amount of UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in its trading approach can lead to fluctuations in the size of its direct shareholdings of UBS shares.

UBS Switzerland
14 May 2002

UBS Switzerland

[PHOTO]
Stephan Haeringer
CEO UBS Switzerland and
CEO Private and Corporate Clients

[PHOTO]
Georges Gagnebin
CEO UBS Private Banking


"UBS Switzerland had a strong start to the year, driven by record results in the
Private and Corporate Clients unit .                          "Stephan Haeringer

Business Group Reporting

                                                                Quarter ended            % change from
                                                       -----------------------------     --------------
CHF million, except where indicated                    31.3.02     31.12.01   31.3.01     4Q01     1Q01
-------------------------------------------------------------------------------------------------------
Income                                                   3,351(1)     3,254     3,498       (3)      (4)
Credit loss expense(2)                                     (93)        (128)     (185)     (27)     (50)
-------------------------------------------------------------------------------------------------------
Total operating income                                   3,258        3,126     3,313        4       (2)
-------------------------------------------------------------------------------------------------------
Personnel expenses                                       1,227        1,141     1,236        8       (1)
General and administrative expenses                        573          646       573      (11)       0
Depreciation                                               125          162       144      (23)     (13)
Amortization of goodwill and other intangible assets        27           26        28        4       (4)
-------------------------------------------------------------------------------------------------------
Total operating expenses                                 1,952        1,975     1,981       (1)      (1)
-------------------------------------------------------------------------------------------------------
Business Group performance before tax                    1,306        1,151     1,332       13       (2)
=======================================================================================================
Business Group performance before tax and goodwill(3)    1,333        1,177     1,360       13       (2)

Additional information
Regulatory equity allocated (average)                    8,850        8,950     9,800       (1)    (10)
Cost / income ratio (%)(4)                                  58           61        57
Cost / income ratio before goodwill (%)(3,4)                57           60        56
=======================================================================================================

(1) Excludes significant financial event: Gain on disposal of Hyposwiss of CHF 155 million.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(3)   Excludes the amortization of goodwill and other intangible assets.

(4) Operating expenses / operating income before credit loss expense.

e-Channels & Products

Chip cards to replace scratch lists

UBS's e-banking services uphold the traditional Swiss values of trust, quality, security and discretion. Much of this involves using the most advanced security solutions. Our current measures for e-banking access require an individual contract number, a password and a physical "scratch list" of access codes. Although the present system more than adequately fulfills our stringent encryption requirements, we are starting to deploy a more convenient electronic solution that replaces the scratch list. Together with IBM, we have developed an innovative, easy to use chip-card system that uses state-of-the-art technology - considerably enhancing the overall level of online security.

      The new interactive system is based on a code saved on each individual UBS e-banking card (which all our online clients will receive when making the transition to the new system). The card's content is protected and cannot be copied or decoded. Its codes are only valid for a very short time-span - unlike the "scratch list" of access codes. When using the card, a client does not

UBS Switzerland
14 May 2002

have to enter a password directly into his or her computer. Instead, it is processed directly by a card reader (which is also being sent to our clients).

      Following an intensive and successful test period that took place between December 2001 and February of this year, we are gradually introducing the new system starting this month. We expect that all our e-banking clients will be using the new system by spring of 2003.

Other e-banking highlights

- The number of active e-banking contracts further increased from 294,000 to 305,000.

- The share of overall banking transactions conducted online remained at levels seen in earlier quarters, with 28.4% of all payment instructions entered online versus 29.2% at end-2001, and with the proportion of stock exchange transactions conducted online unchanged at 11.5%.

Other UBS Switzerland initiatives

Joint Human Resources unit for
UBS Switzerland

In the two years since Private Banking and Private and Corporate Clients were brought together under UBS Switzerland, a number of functions have been combined to save costs and make the best use of expertise. The latest example is the creation of a unified human resources department, which will be formed on 1 July 2002, simplifying the overall processes of the two units and increasing efficiency. UBS Switzerland will continue to exploit synergies and eliminate any overlaps between the two businesses.

[LINE CHART OMITTED]

[LINE CHART OMITTED]

[LINE CHART OMITTED]

Private and Corporate Clients

Business Unit Reporting

                                                             Quarter ended                 % change from
                                                       -----------------------------      ---------------
CHF million, except where indicated                    31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Income                                                   1,752      1,703      1,838         3          (5)
Credit loss expense(1)                                     (87)      (122)      (177)      (29)        (51)
----------------------------------------------------------------------------------------------------------
Total operating income                                   1,665      1,581      1,661         5           0
----------------------------------------------------------------------------------------------------------
Personnel expenses                                         731        669        778         9          (6)
General and administrative expenses                        132        231        206       (43)        (36)
Depreciation                                                97        111        112       (13)        (13)
Amortization of goodwill and other intangible assets         0          0          0
----------------------------------------------------------------------------------------------------------
Total operating expenses                                   960      1,011      1,096        (5)        (12)
----------------------------------------------------------------------------------------------------------
Business unit performance before tax                       705        570        565        24          25
==========================================================================================================
Business unit performance before tax and goodwill(2)       705        570        565        24          25


KPI's
Invested assets (CHF billion)                              314        311        330         1          (5)
Net new money (CHF billion)(3)                             1.3       (0.1)       3.2
----------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(4)                                  55         59         60
Cost / income ratio before goodwill (%)(2,4)                55         59         60
----------------------------------------------------------------------------------------------------------
Non-performing loans / gross loans outstanding (%)         4.2        4.6        5.1
Impaired loans / gross loans outstanding (%)               7.1        7.4        8.1
==========================================================================================================

Additional information                                                                     % change from
                                                                                          ----------------
As at                                                  31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Deferred releases included in credit loss expense(1)        53         44         12        20         342
Client assets (CHF billion)                                654        640        660         2          (1)
Regulatory equity allocated (average)                    6,000      6,100      6,750        (2)        (11)
Headcount (full time equivalents)                       19,963     19,938     20,950         0          (5)
----------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34-35 of the UBS Financial Report
      2001).

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   Excludes dividend and interest income.

(4)   Operating expenses / operating income before credit loss expense.

Key performance indicators

Private and Corporate Clients achieved another record result in the first quarter 2002. The cost/income ratio improved significantly, falling to a record low of 55% from the previous low of 59% in the fourth quarter. Net new money totaled CHF 1.3 billion, mainly generated in the corporate clients area. This inflow was also reflected in the development of invested assets, which rose to CHF 314 billion from CHF 311 billion.

      During the first quarter, the Private and Corporate Clients loan portfolio decreased from CHF 152 billion to CHF 150 billion. This was driven by slightly lower volumes in the corporate clients area, and the continued workout of the recovery portfolio, which fell to CHF 11.3 billion from CHF 12.0 billion. Key loan ratios reflected this development, with the non-performing loans ratio at 31 March 2002 dropping to 4.2% from 4.6% at 31 December 2001. The impaired loans ratio improved to 7.1% from 7.4% over the same period.

UBS Switzerland
14 May 2002

[BAR CHART OMITTED]

[BAR CHART OMITTED]

      In the lending business, net interest income fell slightly in comparison to the fourth quarter as overall volumes declined and highly competitive market conditions put pressure on margins. On the other hand, savings accounts experienced an inflow of assets although that business also saw margins erode slightly. Revenues from cash accounts denominated in currencies other than the Swiss franc have also declined from the first quarter of last year, suffering from falling interest rates in the USD and Euro markets.

--------------------------------------------------------------------------------

Capital Asset Transfer contributes to diversity in the Swiss credit market

An innovative asset transfer structure positions UBS as the efficient intermediary between Swiss-based mortgage originators and the international capital markets.

      From the spring of next year, Swiss residents will be able to walk into their local post office to arrange home loans. Named after the distinctive logo of Switzerland's postal service, these will be tailored to the precise requirements of Postfinance, the post office's financial services subsidiary, and its clients.

      From the homebuyer's viewpoint, mortgage loans will be provided, priced, and administered solely by the post office subsidiary. To extend its reach to credit products in this way, an institution such as Postfinance would normally need to build its own credit control organization, and expand its processing, risk, and treasury infrastructure.

      Further, Postfinance, currently a state-owned organization, would have to obtain a banking license. This, however, was explicitly ruled out by the Swiss parliament, which has legislated against a direct entry into lending for Postfinance.

      Fortunately, Postfinance will have to take none of these steps in order to capture a projected CHF 6 billion in mortgage business, equivalent to about 1-2% of the Swiss market. Instead of building its own credit apparatus, it has turned to UBS to provide the funding for its new lending activities, as well as the necessary risk and capital management expertise.

      Postfinance will not act as a distribution channel for relabeled UBS products. Although UBS sets the standards that need to be fulfilled for the eligibility of the products to be transferred to the capital market, Postfinance will design, originate, and price its own range of loans, which will then be assigned to UBS.

      Credit decisions will be made by Postfinance, based on the quality standards of UBS. After taking these assets temporarily onto its own balance sheet, UBS aims to package and resell these assets into the capital markets.

      The "instant lending bank" service from UBS relies on a transaction structure known as the Capital Asset Transfer (CAT). This is, in turn, made possible by the bank's "new lending business model", which has been phased in since the UBS/SBC merger of 1998.

      Under this approach to UBS Switzerland's credit businesses, modern financial theory was applied in order to bring returns more closely into line with risk. As a result, the processes associated with origination, risk control, portfolio management, and servicing have been clearly and individually systematized, and the related costs analyzed and defined.

      Apart from greatly improving the bank's own risk and cost transparency, this also makes it possible to offer and appropriately price individual modules of the credit process to third-party institutions.

   For partner institutions, CAT offers several advantages. Postfinance, for example, expects to generate medium-term additional earnings from lending of around CHF 10 million. At the same time, it

Initiatives and achievements

Strategic Project Portfolio

Our Strategic Project Portfolio, which groups the most important initiatives of Private and Corporate Clients, continues to be a key contributor to the business unit's success. The portfolio continues to help us realize cost synergies and to improve revenue generation.

      As an example, last year UBS finished building up eight centralized retail client desks, which are now capable of handling 2.4 million phone calls per year. Such calls previously went straight to our branches. The new desks help us cope with routine client inquiries and instructions on behalf of the branches, forwarding only those requests that cannot be handled on the spot. In this way, the workload at our branches has been significantly reduced, allowing staff to focus on their selling and advisory roles.

      In a similar vein, our established data mining system has helped identify additional business opportunities, resulting in a clearly improved sales record
- especially to potential affluent clients. Asset flows from clients we contacted using the system were 15% higher than those from similar clients who were not contacted.

      Another project called "myShop" aims at raising procurement efficiency by automating internal order, approval and invoice processing. It will seamlessly integrate with existing systems and streamline internal processes. Beyond that, the initiative integrates potential suppliers in the purchasing process. Part of the "myShop" project involves implementing a state-of-the-art e-procurement application that is connected to a

--------------------------------------------------------------------------------

allows partner institutions to profit from the low refinancing rates of UBS while keeping their own balance sheet free of the resulting assets.

      For UBS, CAT is primarily a way of realizing additional earnings using the know-how implicit in its new lending business model and offsetting the fixed costs inherent in its processes. In addition, the bank can leverage its asset securitization skills and, thanks to its position in the capital market, generate cost savings not available to smaller or non-bank institutions.

      UBS's credit policy is based on risk adjusted pricing, to ensure that credit risk is adequately compensated. As a result of that the bank's risk profile has significantly shifted towards better-rated counterparties.

      Maintaining these top standards of risk management also presupposes close collaboration between UBS and its partner institutions. As a first step, UBS will thoroughly validate and regularly review the credit approval and loan administration processes of its partners.

      It will also ensure that high-quality data on the loan transactions, required to actively manage UBS's loan portfolio, will be consistently delivered by the partner organization. Where necessary, it will also support its partners by training their staff.

      With the focus on low-risk, well diversified residential mortgages and with validation of internal risk control standards at the partner organization, UBS's downside risk is limited.

      The same observation applies to the question whether CAT will compete with UBS's own line of mortgage products. In practice, direct competition between UBS and its partner institutions will be limited for several reasons.

      First, UBS products are well differentiated from the highly standardized mortgages that partner institutions will offer. Secondly, a partner institution will focus primarily on its existing client base. A final consideration is that, by offering CAT, UBS builds or extends a business relationship that could otherwise be captured by a direct competitor.

      Close co-operation between UBS and its partners on product design also ensures that assets transferred to UBS can be easily securitized and packaged for onward sale. This is a market that UBS pioneered in Switzerland with its "Tell" transaction launched in mid-1998.

      In this first-ever mortgage securitization by a Swiss bank, fixed-rate home loans worth more than CHF 250 million were packaged, swapped into DM-denominated paper, and sold to Euromarket investors.

      In this way, CAT will allow UBS to provide a complete intermediary service between Swiss-based mortgage originators and the international capital markets. The concept matches the trend towards open architecture and with "The Bank for Banks", a cross-divisional program that puts UBS's resources at the service of institutions that seek to outsource part or all of certain business lines.

      The Postfinance transaction exemplifies both developments. When Swiss residents walk into their local post office from May 2003, home loans will represent only the latest financial product to derive from a longstanding relationship between Postfinance and UBS.

      Already familiar to them will be a range of "Yellow funds" provided by UBS Global Asset Management, and cash services backed by the expertise of UBS Warburg. Credit products have now added to this array one more illustration of "The Power of Partnership".

UBS Switzerland
14 May 2002

web-based marketplace. The reengineering of purchasing processes, including the replacement of stand-alone purchasing applications, will cut maintenance costs.

Successful global custody business

UBS remains focused on building a high quality global custody business and increasing its number of mandates. A visible example of our recent success is the mandate we were awarded for global custody of the Swiss Post pension fund. The mandate foresees us taking custody of CHF 10 billion gradually over a three-year period from January 2002 onwards. By winning this mandate as well as numerous others over the course of 2001, we have assumed leadership of the Swiss global custody market. Along with a set of powerful e-banking tools, our custody services include position monitoring and reporting services, risk and performance measurement functions.

Results

Private and Corporate Clients reported pre-tax profit rising 24% from fourth quarter 2001 to CHF 705 million - its second consecutive record result, achieved principally through tight control of operating costs.

[BAR CHART OMITTED]

Operating income

Operating income in the first quarter was CHF 1,665 million, up 5% or CHF 84 million from fourth quarter 2001. Commission and fee income recovered slightly from the previous quarter's level. Net interest income suffered some margin pressure.

      Improving income also reflects our success in improving the quality of our loan portfolio as credit loss expense fell to a new record low of CHF 87 million. It was down 29% from the fourth quarter and 51% compared to the first quarter a year earlier, due to the effect of our risk-adjusted credit pricing policy.

Operating expenses

Operating expenses fell a further 5% from last quarter to a record low of CHF 960 million, the first time they have been below CHF 1 billion. Personnel costs were CHF 731 million, down 6% from first quarter last year, although they rose 9% from the fourth quarter because of increased performance-related accruals. General and administrative expenses dropped 43% to CHF 132 million from fourth quarter and 36% from the first quarter last year. The decline was mostly due to lower project costs, but also related to stringent cost cutting initiatives. As part of the fall related to project costs can be characterized as seasonal, it is not likely to be repeated in remainder of the year. Depreciation eased slightly to CHF 97 million, mostly driven by lower charges for information technology equipment.

Headcount

Private and Corporate Clients' headcount remained almost unchanged compared to the fourth quarter at 19,963.

[BAR CHART OMITTED]

Outlook

We will continue to rigorously control costs and pursue the benefit from our risk-adjusted credit pricing policies. Some of the positive impacts on our first quarter's results were one-off items that are not likely to be repeated in the short term. Despite that, our business unit remains well positioned, giving us confidence that we will exceed last year's financial performance in 2002.

Private Banking
Business Unit Reporting

                                                             Quarter ended                 % change from
                                                       -----------------------------      ---------------
CHF million, except where indicated                    31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Income                                                   1,599(1)   1,551      1,660         3          (4)
Credit loss expense(2)                                      (6)        (6)        (8)        0         (25)
----------------------------------------------------------------------------------------------------------
Total operating income                                   1,593      1,545      1,652         3          (4)
----------------------------------------------------------------------------------------------------------
Personnel expenses                                         496        472        458         5           8
General and administrative expenses                        441        415        367         6          20
Depreciation                                                28         51         32       (45)        (13)
Amortization of goodwill and other intangible assets        27         26         28         4          (4)
----------------------------------------------------------------------------------------------------------
Total operating expenses                                   992        964        885         3          12
----------------------------------------------------------------------------------------------------------
Business unit performance before tax                       601        581        767         3         (22)
==========================================================================================================
Business unit performance before tax and goodwill(3)       628        607        795         3         (21)


KPI's

Invested assets (CHF billion)                              697        695        699         0           0
Net new money (CHF billion)(4)                             2.6        4.2        4.5
----------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                    92         92         95         0          (3)
----------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(6)                                  62         62         53
Cost / income ratio before goodwill (%)(3,6)                60         60         52
Cost / income ratio before goodwill and excluding
the European Wealth Management Initiative (%)(3,6)          54         53         45
----------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)                  2,589      2,498      1,951         4          33
==========================================================================================================

KPI's for the European
Wealth Management Initiative
Income                                                      43         32         44        34          (2)
----------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                               23         16         12        44          92
Net new money (CHF billion)(4)                             1.3        1.7        0.8
----------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)                    445        370        205        20         117
----------------------------------------------------------------------------------------------------------

Additional information                                                                     % change from
                                                                                          ----------------
As at                                                  31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                859        853        848         1           1
Regulatory equity allocated (average)                    2,850      2,850      3,050         0          (7)
Headcount (full time equivalents)                        9,399      9,531      9,074        (1)          4
----------------------------------------------------------------------------------------------------------

(1) Excludes significant financial event: Gain on disposal of Hyposwiss of CHF 155 million.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(3)   Excludes the amortization of goodwill and other intangible assets.

(4)   Excludes dividend and interest income.

(5)   Annualized income / average invested assets.

(6)   Operating expenses / operating income before credit loss expense.

UBS Switzerland
14 May 2002

Key performance indicators

Net new money in the quarter totaled CHF 2.6 billion, a promising result in view of the outflows related to the Italian tax amnesty ("Scudo Fiscale"). Of the outflow of CHF 8.4 billion from our Swiss offices that resulted from this amnesty, we managed to retain almost half within our Italian domestic business. Excluding the effect of the "Scudo Fiscale", net inflows clearly surpassed both the CHF 4.2 billion inflow recorded in the fourth quarter and the CHF 4.5 billion in the first quarter a year ago. The results validate our European wealth management strategy, helping us to profit from the growth in domestically managed assets while protecting our existing franchise.

[BAR CHART OMITTED]

      Invested assets on 31 March 2002 were CHF 697 billion, up CHF 2 billion from 31 December 2001 despite the sale of Hyposwiss, which cut our invested asset base by CHF 6.4 billion.

[BAR CHART OMITTED]

      Gross margin, at 92 basis points, remained unchanged from last quarter.

[BAR CHART OMITTED]

      Private Banking's pre-goodwill cost/income ratio remained at 60%. Rising income compensated for higher costs, which reflect higher performance-related personnel expenses and broader use of services provided by other parts of the firm. Excluding the European wealth management initiative, the cost/income ratio increased slightly by one percentage point to 54% from the fourth quarter. We will both continue to keep costs under tight control and to invest in the European wealth management initiative.

[BAR CHART OMITTED]

European wealth management

Again, our European wealth management initiative made good progress. Despite adverse market conditions, income rose 34% from the fourth quarter to reach CHF 43 million. Both asset and

[BAR CHART OMITTED]
transaction based income improved and invested assets reached a new record total of CHF 23 billion. Net new money was CHF 1.3 billion, excluding the assets that were transferred from our international business by clients repatriating their funds to take advantage of the Italian tax amnesty. The success of our expanding Italian domestic business in capturing these transfers underscores our ability to meet all the needs of our sophisticated clientele whether banking in their home country or internationally.

      The recruiting of new client advisors is also progressing very well, with another 75 hired in the first quarter, pushing the total number of client advisors in our domestic European business to 445.

[BAR CHART OMITTED]

      Overall, the buildup of our domestic European organization is proceeding according to plan. With the opening of our Bordeaux branch, the first quarter saw a further expansion of our French branch network, which now has four locations. Further branches will open in Lille, Strasbourg and Nantes later this year. In Germany we opened a new office in Bielefeld on 12 April.

Initiatives and achievements

"Scudo Fiscale" - Italian tax amnesty

The Italian parliament decided last November to give Italian citizens the opportunity to repatriate assets held abroad, subject to a modest 2.5% fine. On 14 February the Italian Council of Ministers decided to postpone the end of the tax amnesty period from 28 February to 15 May 2002. Our net new money result in the first quarter was affected by the amnesty, but its impact was limited as almost half of the repatriated assets were retained by UBS Italia, which offers domestic private banking services in Milan, Rome, Bologna and Naples. Further offices are scheduled to open in Florence and Brescia during the course of the year.

Combining forces for
US international clients

When UBS merged with PaineWebber, it not only added a household brand in the US domestic private client business to its overall business portfolio, it also acquired operations serving non-US clients holding assets in the US. This business has now been transferred to Private Banking to combine the expertise of those operations with our existing US international client business.

      The increased scope of the combined business should allow us to enhance asset growth while offering distinctive services to our clients. Simultaneously, the combined business will be expanded by the establishment of new local desks outside the US allowing us to promote stronger local ties with our clients and provide a higher quality of service. Starting in Germany over the course of the first half, and followed by other European key countries, these new desks, located in the clients' domicile countries, will provide dedicated local service.

      Integrating UBS PaineWebber's international client business with its six US branch offices into Private Banking involves the transfer of 265 employees and CHF 13.4 billion in invested assets.

Gain on sale of Hyposwiss

A decision to streamline our private banking activities in the region of Zurich prompted the sale of our Hyposwiss subsidiary to the Cantonal Bank of Saint Gall. The transaction, which we announced on 8 February, involved the transfer of 132 employees and CHF 6.4 billion in invested assets and generated a pre-tax gain of CHF 155 million for UBS (treated as a significant financial event).

Alternative investment products

We are constantly expanding our offering in higher margin alternative investment products that allow clients to diversify and reduce the risk inherent in their portfolios, as well as enhance investment performance across a broad range of

UBS Switzerland
14 May 2002

[BAR CHART OMITTED]

economic scenarios. Our Private Banking Alternative Investments unit performs a gate-keeping function by identifying suitable products, ensuring a comprehensive due-diligence process and continuously monitoring this investment universe. Private clients benefit from UBS's screening and financial analysis capabilities. UBS plans to grow this innovative product segment further through the launch of new products such as those described below.

      Private Banking clients have an opportunity to diversify their portfolios by choosing from a select number of top quality private equity funds such as Candover, one of Europe's leading private equity firms. UBS enables private clients to invest funds starting at EUR 100,000 through a specially tailored limited partnership as compared to a typical minimum investment amount of EUR 10-15 million. We have taken a similar feeder fund approach to the US private equity market with the Blackstone Group, one of the leading and most experienced large cap buyout firms. We are the only organization outside the US that provides our private clients direct access to Blackstone's current fund (BCP
IV), requiring them to make an investment of only USD 250,000.

Investment performance

UBS Strategy Funds reported mixed results, reflecting developments seen in the financial markets. On a relative basis, compared to their peer group, about two thirds of the UBS Strategy Funds outperformed the competition, especially in EUR denominated funds. The funds are managed by UBS Switzerland's Investment Center in cooperation with UBS Global Asset Management. Overall, rising tensions in the Middle East as well as overall investor uneasiness about the transparency of corporate accounts kept market sentiment subdued. The graph above illustrates how pure fixed income investments saw a negative performance in the first quarter in absolute terms -- in line with the performance of the world's bond markets. Equities outperformed bonds in the period. Naturally, better absolute returns were produced by funds that had higher equity weightings. The CHF denominated funds showed the best performance in absolute terms while the USD ones were all negative, given their corresponding bias towards US equities and bonds, both of which underperformed similar Swiss and European benchmarks.

      Overall, performance benefited from being slightly overweighted towards equities, with currency movements bolstering the underlying trend.

      The slight overweight in equities as well as the market selection in equities and currency selection contributed positively, while the market selection in bonds and stock selection had a negative impact on the first quarter performance.

Results

Private Banking's profit before tax of CHF 601 million rose 3% from the fourth quarter's CHF 581 million. Costs increased because of higher performance related personnel expenses and the broader use of services provided by other parts of the Group. This increase was more than offset by the gain in revenues.

[BAR CHART OMITTED]

Operating income

Excluding the gain on sale of Hyposwiss, which is treated as a significant financial event, total operating income increased 3% to CHF 1,593 million, driven by the slight improvement in market conditions in the first quarter and higher contributions from the European wealth management initiative. Almost the entire increase was fueled by improved asset-based income which now comprises 71% of total income, while transaction-based income remained at the fourth quarter's level.

Operating expenses

Total operating expenses amounted to CHF 992 million, up 3% from the previous quarter. The increase was caused by higher performance related compensation as revenue recovered while general and administrative costs rose due to the broader use of services from other parts of the Group.

Headcount

At 9,399 employees, headcount decreased by 132 in the first quarter of 2002, mainly reflecting the sale of Hyposwiss.

[BAR CHART OMITTED]

Outlook

We do not expect Private Banking's performance to exceed current levels in the short term. Any improvement in investment activity is dependent on growth in the global economy, which is only expected to recover gradually from last year's dip. We believe strongly in the long term potential of wealth management and will continue to systematically build up our domestic presence in the five key countries targeted by our European wealth management initiative.

UBS Global Asset Management
14 May 2002
UBS Global Asset Management


[PHOTO]
John Fraser
CEO UBS Global Asset Management

"A quarter marked by the successful introduction of our new global brand and,
once again, strong investment performance across the board."         John Fraser

Business Group Reporting

                                                             Quarter ended                 % change from
                                                       -----------------------------      ----------------
CHF million, except where indicated                    31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Institutional fees                                         280        290        357        (3)        (22)
Mutual funds fees                                          276        272        218         1          27
----------------------------------------------------------------------------------------------------------
Total operating income                                     556        562        575        (1)         (3)
----------------------------------------------------------------------------------------------------------
Personnel expenses                                         264        230        271        15          (3)
General and administrative expenses                        136        171        139       (20)         (2)
Depreciation                                                 7         16         11       (56)        (36)
Amortization of goodwill and other intangible assets        74         73         70         1           6
----------------------------------------------------------------------------------------------------------
Total operating expenses                                   481        490        491        (2)         (2)
----------------------------------------------------------------------------------------------------------
Business Group performance before tax                       75         72         84         4         (11)
===========================================================================================================
Business Group performance before tax and goodwill(1)      149        145        154         3          (3)


KPI's
Cost / income ratio (%)(2)                                  87         87         85
Cost / income ratio before goodwill (%)(1,2)                73         74         73
===========================================================================================================


Institutional

Invested assets (CHF billion)                              330        328        305         1           8
Net new money (CHF billion)(3)                            (1.6)       2.4       (3.3)
Gross margin on invested assets (bps)(4)                    34         36         45        (6)        (24)
===========================================================================================================


Mutual funds

Invested assets (CHF billion)                              347        344        332         1           5
Net new money (CHF billion)(3)                             2.0        6.8       10.7
Gross margin on invested assets (bps)(4)                    32         33         27        (3)         19
===========================================================================================================


Additional information                                                                      % change from
                                                                                          -----------------
As at                                                  31.3.02   31.12.01    31.3.01       4Q01        1Q01
-----------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                677        672        637         1           6
Regulatory equity allocated (average)                    1,950      1,950      1,800         0           8
Headcount (full time equivalents)                        3,336      3,281      3,030         2          10
----------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

(2)   Operating expenses / operating income.

(3)   Excludes interest and dividend income.

(4)   Annualized income / average invested assets.

Key performance indicators

During the first quarter, total invested assets increased from CHF 672 billion to CHF 677 billion, principally due to currency fluctuations.

      Net new money was CHF 0.4 billion for the quarter. Inflows were principally in fixed income mandates in Asia and in GAM equity and asset allocation products, largely offset by outflows in UK asset allocation mandates and fixed income mandates in the US.

      The pre-goodwill cost/income ratio declined to 73% in the first quarter from 74% in the fourth quarter, primarily due to lower general and administrative expenses.

[BAR CHART OMITTED]

Institutional

Institutional invested assets increased from CHF 328 billion on 31 December 2001 to CHF 330 billion on 31 March 2002 principally due to positive currency movements. Net new money was CHF (1.6) billion with inflows of higher margin alternative and equity mandates more than offset by outflows in asset allocation and short term fixed income mandates.

[BAR CHART OMITTED]

      The gross margin in the first quarter was 34 basis points, a decrease of two basis points from the last quarter, due to fourth quarter having higher performance fees and benefiting from the release of previously established provisions relating to California utility bonds.

[BAR CHART OMITTED]

Mutual funds

Invested assets increased from CHF 344 billion at 31 December 2001 to CHF 347 billion at 31 March 2002. Net new money was CHF 2.0 billion, with growth in equity and alternative funds partially offset by outflows in fixed income.

[BAR CHART OMITTED]

      The gross margin in the first quarter was 32 basis points, a decrease of one basis point from the fourth quarter.

[BAR CHART OMITTED]

UBS Global Asset Management
14 May 2002

Investment capabilities and performance

UBS Global Asset Management continued its recent strong investment performance in the first quarter. Generally, global equity markets ended the quarter flat to slightly positive with Japan being the exception as it moved higher by almost 5%. Our Global Equity Composite currently has annualized returns for the recent 1-, 3-, and 5-year periods significantly in excess of the index returns.

      Global bond yields moved higher in the quarter, especially in short term issues reflecting expectations for global central bank activity. Our fixed income strategies have fared well recently, albeit not as strongly as the equity class on a relative basis. Our US Bond Composite had benchmark-like returns in the recent year.

      In the balanced area, the Multi-Asset Composite returns for the year were well ahead of the Multiple Markets Index return of only 0.7%. The composite has achieved returns well ahead of the index for the 3- and 5-year periods. The composite ended the quarter underweight global equity and overweight high yield bonds and emerging market equities.

Initiatives and achievements

A new global brand

The UBS Global Asset Management brand was launched on 8 April 2002. We believe it better reflects the global integration undertaken over the past couple of years and the scope of our investment capabilities. The new name replaces existing regional brands, including Brinson Partners, Brinson Advisors, and Brinson Canada in the Americas region and Phillips & Drew in the United Kingdom. It also replaces the UBS Asset Management brand in Europe, Middle East and Africa and also in the Asia/Pacific region.

      The new brand denotes the global integration of our Business Group as well as its geographical reach. Above all, the new brand underlines UBS Global Asset Management's consistency of approach and commitment to shared principles throughout the world.

      The specialty businesses of GAM, O'Connor, DSI, UBS Timber and UBS Realty will retain their names and operate as distinctive and complementary components of the UBS Global Asset Management business.

      There will be no changes in the organization's investment philosophy or processes. The core global investment platform of the organization will continue to be led by Jeffrey Diermeier, Global Chief Investment Officer.

Further growth with financial intermediaries

UBS Global Asset Management continues to grow its business with financial intermediaries, the latest example being our agreement with Yasuda Life, Japan's sixth largest life insurer. The cooperation stems from the longstanding relationship of Yasuda Life and UBS PaineWebber. UBS Global Asset Management (Japan) will manage half of Yasuda's non-Japanese securities investments, including various US and European equity strategy mandates as well as a global fixed income mandate.

      The relationship with Yasuda is an important part of the development of UBS Global Asset Management's business in Japan and follows our recent success with other financial institutions in the Asia/Pacific region. We will continue to develop relationships with financial intermediaries, further leveraging our global reach and capabilities.

Thought leadership

UBS Global Asset Management's goal is to be the leading global investment management organization. Our investment team aims to provide added value to our clients by achieving risk adjusted returns greater than those of our peers. We believe a critical factor in achieving this goal is to maintain a position of "thought leadership" within the industry. Our professionals work to produce original research, both for publication in leading industry journals but also, most importantly, for application to our own investment analysis. A recent example of that is "Global Pricing of Equity" by Jeff Diermeier and Bruno Solnik. The paper was recently published in the Financial Analysts Journal and examines the concept of global equity management.

Investment management awards and recognition

In the past year, UBS Global Asset Management has received awards from around the world for both performance and service in the institutional and mutual fund categories.

In the mutual fund area, our GAM business area won highly coveted PAM (Private Asset

Managers) awards for defensive portfolios, balanced portfolios, growth portfolios, and overall service quality. Additionally, GAM was named the Best Fund Manager by Investment International. Numerous other awards were won in Hong Kong, China, Japan, and Europe.

      Standard & Poor's named UBS Investment Funds the Best Large Fund Group in Switzerland for 2001. In total, 11 UBS Investment Funds won the Best Fund award in their category from Standard & Poor's. An additional seven funds received similar best fund awards from Lipper.

Results

UBS Global Asset Management's pre-tax profit increased slightly to CHF 75 million in the first quarter 2002 from CHF 72 million in the fourth quarter. This was the result of lower general and administrative expenses, which more than offset the decline in institutional revenues due to lower performance fees.

[BAR CHART OMITTED]

Operating income

Operating income declined 1% to CHF 556 million in the first quarter when compared to the fourth quarter.

      In the fourth quarter, institutional revenues were higher due to the reversal of a loss provision relating to California utility bonds, and higher performance fees.

      Mutual fund revenue increased to CHF 276 million from CHF 272 million in the previous quarter because of asset growth at GAM and the strength of the US dollar.

Operating expense

The continuing review of the firm's structure is bringing clear benefits in controlling expenses and providing a platform for sustained growth. Operating expenses declined CHF 9 million to CHF 481 million. Personnel expenses rose to CHF 264 million in the first quarter from CHF 230 million in the fourth quarter due to higher incentive compensation and foreign currency movements, primarily in the US dollar. At CHF 136 million, general and administrative expenses are CHF 35 million lower than the fourth quarter, which included the one-off cost of moving to new premises in several locations.

Headcount

Headcount increased by 55 or 2% since 31 December 2001, primarily a result of change in classification for employees in Taiwan from contractor to full time status.

[BAR CHART OMITTED]

Outlook

UBS Global Asset Management began the year with solid results and is well positioned strategically for upcoming quarters. Excellent investment performance and key marketing initiatives are expected to drive a continuation of our recent strong business development efforts. New business flows combined with continued cost management efforts provide the foundation for long term profit growth.

UBS Warburg
14 May 2002

UBS Warburg

[PHOTO]
Markus Granziol
Chairman UBS Warburg

[PHOTO]
John Costas
CEO UBS Warburg

"We continue to play an active role in leading transactions despite the subdued
market conditions."                                                  John Costas

Business Group Reporting

                                                             Quarter ended                 % change from
                                                       -----------------------------      ----------------
CHF million, except where indicated                    31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Income                                                   3,741      3,002      4,233        25         (12)
Credit loss expense1                                       (40)       (37)       (35)        8          14
----------------------------------------------------------------------------------------------------------
Total operating income                                   3,701      2,965      4,198        25         (12)
==========================================================================================================
Personnel expenses                                       2,439      1,596      2,378        53           3
General and administrative expenses                        572        640        681       (11)        (16)
Depreciation                                                96        106        132        (9)        (27)
Amortization of goodwill and other intangible assets       102        102        102         0           0
----------------------------------------------------------------------------------------------------------
Total operating expenses                                 3,209      2,444      3,293        31          (3)
----------------------------------------------------------------------------------------------------------
Business Group performance before tax                      492        521        905        (6)        (46)
==========================================================================================================
Business Group performance before tax and goodwill(2)      594        623      1,007        (5)        (41)


Additional information

Regulatory equity allocated (average)                   13,300     13,650     14,350        (3)         (7)
Cost / income ratio (%)(3)                                  86         81         78
Cost / income ratio before goodwill (%)(2,3)                83         78         75
==========================================================================================================

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   Operating expenses / operating income before credit loss expense.

Corporate and Institutional Clients
Business Unit Reporting

                                                             Quarter ended                 % change from
                                                       -----------------------------      ----------------
CHF million, except where indicated                    31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Investment banking(1)                                      516        734        493       (30)          5
Equities                                                 1,502      1,359      2,457        11         (39)
Fixed income and foreign exchange                        2,117      1,118      1,497        89          41
Non-core business                                           38         39         32        (3)         19
----------------------------------------------------------------------------------------------------------
Income                                                   4,173      3,250      4,479        28          (7)
Credit loss expense(2)                                     (40)       (37)       (35)        8          14
----------------------------------------------------------------------------------------------------------
Total operating income                                   4,133      3,213      4,444        29          (7)
----------------------------------------------------------------------------------------------------------
Personnel expenses(3)                                    2,425      1,588      2,357        53           3
General and administrative expenses                        556        610        667        (9)        (17)
Depreciation                                                96        105        132        (9)        (27)
Amortization of goodwill and other intangible assets       102        102        102         0           0
----------------------------------------------------------------------------------------------------------
Total operating expenses                                 3,179      2,405      3,258        32          (2)
----------------------------------------------------------------------------------------------------------
Business unit performance before tax                       954        808      1,186        18         (20)
==========================================================================================================
Business unit performance before tax and goodwill       41,056        910      1,288        16         (18)


KPI's
Compensation ratio (%)(5)                                   58         49         53
----------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(6)                                  76         74         73
Cost / income ratio before goodwill (%)(4,6)                74         71         70
----------------------------------------------------------------------------------------------------------
Non-performing loans / gross loans outstanding (%)         2.0        2.6        3.1
Impaired loans / gross loans outstanding (%)               4.2        5.4        6.8
Average VaR (10-day 99%)                                   274        278        209        (1)         31
==========================================================================================================


Additional information                                                                     % change from
                                                                                          ----------------
As at                                                  31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Deferred releases included in credit loss expense(2)        (6)         2         12
Client assets (CHF billion)                                113        108        110         5           3
Regulatory equity allocated (average)                   12,700     13,000     13,600        (2)         (7)
Headcount (full time equivalents)                       16,168     15,562     15,636         4           3
----------------------------------------------------------------------------------------------------------

(1)   Formerly Corporate finance.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34-35 of the UBS Financial Report
      2001).

(3) Includes retention payments in respect of the PaineWebber acquisition. 1Q02: CHF 12 million. 4Q01: CHF 9 million. 1Q01: CHF 13 million.

(4)   Excludes the amortization of goodwill and other intangible assets.

(5)   Personnel expenses / operating income before credit loss expense.

(6)   Operating expenses / operating income before credit loss expense.

Key performance indicators

Our performance in the first quarter demonstrated a strong revenue stream relative to our peers, and a well managed cost base. Although we managed to partially offset the effect of deteriorating market conditions by lowering costs, the cost/income ratio, pre-goodwill, increased to 74% this quarter from 70% in the same quarter a year earlier.

UBS Warburg
14 May 2002

[BAR CHART OMITTED]

      Prevailing market conditions and the consequent erosion in revenues also adversely impacted the compensation ratio for first quarter 2002, which rose to 58% from 53% a year earlier. The increase in headcount due to the launch of UBS Warburg Energy and the selective hiring of high caliber investment banking professionals had a negative impact on this ratio. Additionally, it should be noted that the final fixing of annual performance-related payments is only made in the fourth quarter. We continue to manage our personnel cost base actively to ensure that we remain in line with market rates.

[BAR CHART OMITTED]

      We continue to manage our VaR levels well within the overall limit of CHF 450 million. The average VaR during the quarter of CHF 274 million is consistent with levels experienced in recent quarters and represents a 1% change over fourth quarter 2001 and a 31% increase over first quarter 2001.

      Total loans increased by 23% or CHF 14 billion from the fourth quarter, mainly as a result of fluctuations in the short term money market business with banks and sovereign borrowers. Corporate loans declined during the same period by approximately CHF 2 billion, consistent with our strategy of limiting international exposures.

[BAR CHART OMITTED]

The absolute value of non-performing loans decreased by CHF 133 million, causing the non-performing loans to gross loans ratio to decrease to 2.0% from 2.6% at the end of 2001. Over the same period, the impaired loans to gross loans ratio decreased to 4.2% from 5.4%.

[BAR CHART OMITTED]

League table rankings

Mergers and acquisitions

Global capital markets continue to be affected by low levels of activity. Corporate activity is subdued both in mergers and acquisitions and the related raising of capital to fund company development. The volume of announced merger and acquisition transactions in the first quarter was 44% lower than the volume seen in first quarter 2001. We continued to play an active role in many leading transactions, and were ranked seventh globally in the announced transactions category, with a market share of 12.8%. We were eighth globally in completed deals, with a market share of 8.9% in first quarter 2002. With volumes at a very low level compared to previous activity, overall rankings and market share can heavily be influenced by a small number of large deals. Significant deals where we provided advice and financing skills included:

Key performance indicators:

League table rankings

                                                     31.3.02            31.12.01              31.3.01
                                                 --------------      ---------------      ---------------
                                                        Market               Market               Market
                                                 Rank   share %      Rank    share %      Rank    share %
---------------------------------------------------------------------------------------------------------
Global mergers and acquisitions (completed)(1)      8     8.9           8      9.8          12      5.6
International equity new issues(2)                  3    12.7           2     13.0           2     12.3
=========================================================================================================

(1)   Source: Thomson Financial Securities.

(2)   Source: Dealogic EquitywarePlus.

- Sole advisor to JP Realty, Inc. regarding its merger agreement with General Growth Properties, Inc. The deal was worth USD 1.1 billion and involved the two leading players in the US real estate investment trust sector.

- Joint Financial Adviser and broker to Capital & Regional plc on the sale of its shopping centers.

- Financial adviser to Scottish & Newcastle on its agreement to acquire Hartwall, Finland's leading beer and soft drinks company.

- Financial adviser and joint broker on Scottish Power's GBP 2.05 billion sale of Southern Water to First Aqua.

Equity underwriting

In international equity underwriting, we achieved a top three ranking, with a market share of 12.7% in first quarter 2002. High quality secondary offerings drove the market's activity in the first quarter, as did an increase in the level of block trades and a limited number of initial public offerings (IPOs). Overall, levels of issuance were significantly lower compared to previous years, and amounted to only two thirds of the issuance seen a year ago. Key transactions included:

-     Underwriter of ICI's GBP 800 million rights issue.

- Sole lead manager of AUD 1.15 billion placement for Westfield America Trust, the largest capital raising in Australian history.

- Sole manager for BellSouth's placement of its EUR 1.2 billion stake in Dutch telecom operator KPN - the largest block trade in Europe in almost two years.

Fixed income underwriting

In fixed income, maintaining profitability remains the clear priority. In the highly competitive fixed income market for new issues, market share does not necessarily equal profitability. Our focus is therefore on meeting clients' financing needs in segments and products that also have a positive impact on our bottom line. We continue to maintain a top ten position in bond underwriting, ranking seventh in All International Bonds with a 5.2% market share and tenth in Eurobonds with a 3.6% market share for the first quarter 2002. Some notable transactions in the first quarter:

- Lead managed a USD 450 million eurodollar bond, a USD 500 million global bond and a EUR 300 million fixed rate bond for BP Capital Markets, financing their needs in all the major fixed income markets globally.

-     Lead manager on Ford Motor Credit Corp.'s EUR 5 billion 3-year Eurobond

-     the largest ever single tranche non-USD fixed rate corporate bond.

-     Joint bookrunner of the USD 350 million high yield issue for MailWell

-     the world's largest manufacturer of envelopes.

Initiatives and achievements

Institutional clients

Our strong relationships with institutional clients remain the core of UBS Warburg's success. In secondary equities, a leading private industry survey ranked us second globally for 2001, with a market share of 10.7%, well above the 8.9% achieved in 2000. In all regional markets, with the exception of Japan, we either retained or improved our rank.

      In the key US markets, we continued to build our presence in the listed and OTC markets, and were ranked fourth in terms of NYSE volumes and sixth in OTC securities in the first quarter 2002.

      In the US mortgage backed securities market, we also continued to hold a leadership position, being ranked first in the league tables with 15.5% market share, building on the growth of our business franchise in 2001.

UBS Warburg
14 May 2002

Corporate Clients

We have continued to expand the resources we dedicate to the largest and most important industry sectors of the corporate finance market globally, with notable success in the US, where we have recently hired a leading investment banking team to enhance our coverage of the US financial institutions sector. This will further boost our global capabilities in a critical sector where we have a long heritage of advising clients on strategic developments and capital raising.

      Our success can be measured by the growth in market share of the fee pool for investment banking products. In first quarter 2002, our market share was 3.9% compared to 4.5% for the full year 2001. Our market share in the Americas increased to 3.6% from 3.4% over the same period reflecting our improving position in that key market.

      The slight drop in global market share reflects the concentration of fees in a small number of transactions where we were not involved. We are convinced that we can regain our growth position and achieve our long term goal of market share above 5%, especially by continuing to increase our share in the Americas.


Research

We have placed a significant emphasis over the last twelve months on improving the quality, scope and depth of our global equity research and we continue to be recognized by clients as a market leader, as measured by independent surveys. We were placed first in the Institutional Investor magazine's Global Research Team survey, and we regained first place in that publication's European survey.

      We have also continued to expand our pool of equity research professionals, already one of the largest in the industry. During the first quarter, we hired the number one ranked media research team in Europe, establishing us as the premiere player in one of the most important and active sectors globally.

      Our strength in research is not confined to equities -- we also have leading research capabilities in the fixed income, credit, high yield, mortgage-backed securities and currency sectors. During the first quarter we were ranked second

--------------------------------------------------------------------------------

Global Syndicated Finance benefits from build-up in US investment banking

UBS Warburg's US Global Syndicated Finance (GSF) team is now a significant player in the North American leveraged finance market. This business arranges and distributes transaction related debt finance, as well as syndicated bank facilities for sub-investment grade corporates.

      The team focuses primarily on event-driven debt financing transactions arising from, for example, the acquisition of another company by a corporate client and/or LBO financing for private equity clients. Additionally the team structures, executes and distributes primary high-yield bonds, syndicated loans, mezzanine and bridge finance.

      In the first quarter of 2002, UBS Warburg added 1.3 percentage points to its share of the US high-yield bond issuance market, as compared to year-end 2001. Recently, the team led the issuance of more than USD 1 billion of high yield bonds.

      The advance has not been confined to high-yield bond issuance. Over the same period, UBS Warburg climbed from 23rd to ninth place in the leveraged lending league table compiled by Dealogic.

      These first quarter achievements are further evidence that UBS Warburg's investment banking build-up in the Americas is generating results. GSF professionals, coordinating the bank's move into the leveraged finance market, are supported by a dedicated high-yield credit research team, as well as several sales and trading groups.

      Combining GSF's product-specific expertise with the expanding relationship reach of the newly reinforced investment banking team in the US has proved to be a powerful formula for success, as several significant deals attest.

      Take, for example, the USD 275 million senior secured facilities for Rotech, a healthcare company. Closing in March, the deal attracted more than USD
1.2 billion in commitments, allowing the two joint lead arrangers, of which UBS Warburg was one, to lower the pricing by 50 basis points.

      Strong demand and keen pricing also characterized the recent USD 225 million senior subordinated note offering for Entravision Communications Corporation, a diversified Spanish-language media company, in the Global Investor magazine's Government Bond Strategy Survey.

Results

Net profit before tax in first quarter 2002, at CHF 954 million, was 20% lower than the same period last year, but 18% higher than fourth quarter 2001. This level of profitability, in difficult market conditions, with low levels of corporate activity and extensive competitive pressures, compares well with our peer group.

Operating income

With difficult market conditions, our operating income of CHF 4,133 million in first quarter 2002 declined 7% over the same quarter last year, but increased 29% from fourth quarter 2001. Equities bore the brunt of the decline, although record performance in fixed income and foreign exchange partially offset the impact. Our investment banking business was affected by the low levels of merger, acquisitions and equity underwriting activity.

[BAR CHART OMITTED]

   Overall, investment banking revenues were largely in line with first quarter 2001 levels although they were down 30% from the seasonally strong fourth quarter 2001. Weaker market conditions prevailing at the beginning of this year affected the merger and acquisitions business, where revenues were significantly below the prior year. However, our debt underwriting and syndicated finance businesses, both recording their best quarter ever, benefited from the favorable low interest rate environment which made it attractive for corporates to raise new funds or to refinance existing borrowings.

   Operating income for our equities business in the first quarter 2002 was CHF 1,502 million, a

--------------------------------------------------------------------------------

for which UBS Warburg acted as sole bookrunning manager. Expanded from an original offering size of USD 200 million, due to exceptional investor demand (the book was eight times oversubscribed), this transaction also achieved the lowest priced high-yield issue ever for a first time B3/B-rated issuer.

      The success of these and other transactions illustrates the distribution-driven nature of UBS Warburg's approach to leveraged finance products. Strong sales and research capabilities assure that all transactions can be fully syndicated or distributed.

      Strong capabilities in leveraged finance matter for several reasons. First, as the Rotech and Entravision deals show, low interest rates are encouraging investors to seek increased yields at the lower end of the credit spectrum. High-yield debt cannot, therefore, be ignored by investment banks that aim to offer their investor clients a comprehensive range of debt products.

      Secondly, along with equity issuance and merger and acquisitions, leveraged finance represents one of the high-margin investment banking product areas. A strong presence in this market also enables UBS Warburg to deepen and extend existing corporate relationships. The transaction for Rotech, for example, followed that company's spin-off during a corporate restructuring process in which UBS Warburg acted as advisor.

      Thirdly, the European market for such products is likely, in time, to develop along the lines of the American market. As in the US, institutional investors, such as pension funds and insurance companies, are increasingly willing to invest in loans as a source of "yield pick-up".

      The 2001 full-year rankings have already shown that UBS Warburg is well established in leveraged finance. In both the US and Europe, for example, the investment bank secured top-ten placings in the Thomson league tables for both investment-grade merger and acquisition loans and high-yield bookrunning. Now the 2002 first-quarter results show that Global Syndicated Finance is maintaining its momentum in this important market sector.

UBS Warburg
14 May 2002

[BAR CHART OMITTED]

39% decrease on the same quarter last year, but an 11% increase over the previous quarter. We continue to capture market share and volumes globally and especially in US equities. However volatile markets and lack of mergers and acquisitions activity has negatively impacted trading opportunities.

   The fixed income and foreign exchange business reported record revenues of CHF 2,117 million, up 41% on first quarter 2001. Our Principal Finance, Commercial Real Estate and Mortgage Trading, Government Bonds & Derivatives and Global Syndicated Finance businesses provided much of the growth. Our fixed income businesses continue to benefit from our tight controls on credit exposure. We have not suffered any significant losses in the quarter. We will continue to invest and expand the use of e-commerce applications, technology and connectivity to enhance our efficiency and gain market share.

Operating expenses

Personnel expenses have increased 3% from CHF 2,357 million in first quarter 2001 to CHF 2,425 million, due to higher levels of incentive-based compensation and the additional headcount of UBS Warburg Energy and the continued hiring in investment banking.

      Our extensive and ongoing cost management program continues to yield positive results. General and administrative expenses have decreased 17% from first quarter 2001 (mainly due to lower travel and entertainment, advertising and professional fee costs). At the same time, we continue to invest in strategic initiatives to maintain the momentum in our franchise.

      We have also avoided large scale layoffs that could damage our franchise and culture, and are actively hiring in key markets and products where we see opportunities to build market share. We manage our cost base dynamically based on business and economic forecasts and we aim to adjust the rate of spend on strategic hiring and technology investments dependent on our view of short term financial performance.

Headcount

Our headcount, at 16,168, has increased slightly from the end of last year. This is mostly due to the inclusion of the energy trading business, which was established in the quarter, adding 642 people.

[BAR CHART OMITTED]

Outlook

We remain very cautious on the short term outlook for the global capital markets, with a recovery heavily dependent on a return to more normal levels of corporate activity, driven by improved economic conditions and more stable securities markets. Lack of investor confidence continues to weigh heavily on the flow of assets into equity markets. We are confident, however, that the strength of our global franchise and our strategic positioning will continue to allow us to gain market share and maintain a leadership position across all major products and markets.

UBS Capital
Business Unit Reporting

                                                             Quarter ended                 % change from
                                                       -----------------------------      ----------------
CHF million, except where indicated                    31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Total operating income                                    (432)      (248)      (246)      (74)        (76)
----------------------------------------------------------------------------------------------------------
Personnel expenses                                          14          8         21        75         (33)
General and administrative expenses                         16         30         14       (47)         14
Depreciation                                                 0          1          0      (100)
Amortization of goodwill and other intangible assets         0          0          0
----------------------------------------------------------------------------------------------------------
Total operating expenses                                    30         39         35       (23)        (14)
----------------------------------------------------------------------------------------------------------
Business unit performance before tax                      (462)      (287)      (281)      (61)        (64)
==========================================================================================================
Business unit performance before tax and goodwill(1)      (462)      (287)      (281)      (61)        (64)


KPI's
Value creation (CHF billion)                              (0.4)      (0.1)      (0.4)     (300)          0
----------------------------------------------------------------------------------------------------------


                                                                                          % change from
                                                                                          ----------------
As at                                                  31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Investment (CHF billion)(2)                                4.8        5.0        5.7        (4)        (16)
==========================================================================================================


Additional information                                                                     % change from
                                                                                          ----------------
As at                                                  31.3.02   31.12.01    31.3.01      4Q01        1Q01
----------------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)                         5.4        5.6        6.8        (4)        (21)
Invested assets (CHF billion)                                1          1          1         0           0
Regulatory equity allocated (average)                      600        650        750        (8)        (20)
Headcount (full time equivalents)                           95        128        134       (26)        (29)
----------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

(2) Historic cost of investments made, less divestments and permanent impairments.

Key performance indicators

[BAR CHART OMITTED]

The level of UBS Capital's private equity investment has fallen from CHF 5.0 billion as at 31 December 2001 to CHF 4.8 billion at the end of the first quarter 2002. This reflects writedowns within the European and US portfolios due to difficult economic conditions. At the same time, no major new investments have been made, consistent with UBS Capital's strategy of focusing on management of existing assets.

      The fair value of the portfolio dropped to CHF 5.4 billion in the first quarter from CHF 5.6 billion at the end of the fourth quarter. As the portfolio's book value saw a similar drop, unrealized gains of CHF 0.6 billion were little changed compared to fourth quarter 2001. Value creation remains disappointing with a value reduction of CHF 0.4 billion compared to a value reduction of CHF 0.1 billion in the fourth quarter.

UBS Warburg
14 May 2002

[BAR CHART OMITTED]

Results

UBS Capital's operating loss widened to CHF 462 million from CHF 287 million in fourth quarter 2001. This reflected difficult conditions in the international private equity markets leading to increased writedowns, and few opportunities for secondary market exits.

   Total operating expenses of CHF 30 million for first quarter 2002 are at their lowest level in over a year, reflecting lower incentive compensation because of the declining rate of divestments.

   Writedowns totaling CHF 383 million predominantly related to European and US assets, reflecting continued recessionary pressures in a number of industrial and new economy sectors. One third of the writedowns were of investments in third party funds. There were no material realized gains in the quarter, reflecting the difficult market conditions for divestments.

Outlook

Looking ahead, market conditions will remain difficult for private equity valuations and exit opportunities limited. Until markets recover and more favorable exit opportunities arise, UBS Capital is likely to continue to report losses. We continue to focus on maximizing the value of the existing portfolio.

UBS PaineWebber
14 May 2002

UBS PaineWebber

[PHOTO]
Joseph J. Grano, Jr.
Chairman and CEO, UBS PaineWebber

"Recurring fees and operating income again rose quarter-on-quarter -- despite a
very challenging environment."                              Joseph J. Grano, Jr.

Business Group Reporting

                                                                      Quarter ended              % change from
                                                           ---------------------------------     -------------
CHF million, except where indicated                        31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Income                                                       1,603        1,517        1,717        6       (7)
Credit loss expense(1)                                          (3)          (5)          (4)     (40)     (25)
--------------------------------------------------------------------------------------------------------------
Total operating income                                       1,600        1,512        1,713        6       (7)
--------------------------------------------------------------------------------------------------------------
Personnel expenses(2)                                        1,223        1,200        1,296        2       (6)
General and administrative expenses                            384          367          380        5        1
Depreciation                                                    39           37           27        5       44
Amortization of goodwill and other intangible assets           125          125          124        0        1
--------------------------------------------------------------------------------------------------------------
Total operating expenses                                     1,771        1,729        1,827        2       (3)
--------------------------------------------------------------------------------------------------------------
Business Group performance before tax                         (171)        (217)        (114)      21      (50)
==============================================================================================================
Business Group performance before tax and goodwill(3)          (46)         (92)          10       50
Business Group performance before
tax and acquisition costs(4)                                   164          133          233       23      (30)

KPI's
Invested assets (CHF billion)                                  779          769          763        1        2
--------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(5)                                 7.4          8.5          6.2
Gross margin on invested assets (bps)(6)                        83           83           90        0       (8)
Gross margin on invested assets before
acquisition costs (bps)(4,6)                                    88           89           96       (1)      (8)
--------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(7)                                     110          114          106
Cost / income ratio before goodwill (%)(3,7)                   103          106           99
Cost / income ratio before acquisition costs (%)(4,7)           90           92           87
--------------------------------------------------------------------------------------------------------------
Recurring fees(8)                                              596          538          574       11        4
Financial advisors (full time equivalents)                   8,535        8,718        8,742       (2)      (2)
==============================================================================================================

Additional information                                                                           % change from
                                                                                                 -------------
As at                                                      31.3.02      31.12.01     31.3.01      4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                    850          841          829        1        3
Regulatory equity allocated (average)                        8,300        8,050        8,850        3       (6)
Headcount (full time equivalents)                           20,076       20,413       21,227       (2)      (5)
--------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(2) Includes retention payments in respect of the PaineWebber acquisition. 1Q02: CHF 102 million. 4Q01: CHF 111 million. 1Q01: CHF 106 million.

(3)   Excludes the amortization of goodwill and other intangible assets.

(4) Acquisition costs include goodwill and intangible asset amortization, goodwill funding costs net of risk-free return on the equity allocated and retention payments.

(5)   Excludes interest and dividend income.

(6)   Annualized income / average invested assets.

(7)   Operating expenses / operating income before credit loss expense.

(8) Asset based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

UBS PaineWebber
14 May 2002

Key performance indicators

At the end of the first quarter, UBS PaineWebber had invested assets of CHF 779 billion compared to CHF 769 billion at 31 December 2001. The increase was driven by continued positive net new money flows during the quarter.

[BAR CHART OMITTED]

      Net new money flows continue to be positive at UBS PaineWebber, despite the market environment evidenced by weak net new money flows reported by several US competitors. Net new money was CHF 7.4 billion for the first quarter, compared to CHF 8.5 billion during the fourth quarter of last year.

[BAR CHART OMITTED]

      Gross margin on invested assets was 83 basis points. Gross margin on invested assets before acquisition costs was 88 basis points, one basis point lower than in the fourth quarter of 2001, and eight basis points lower than first quarter 2001, reflecting the fall in transaction levels over the last year from reduced confidence.

[BAR CHART OMITTED]

      The cost/income ratio before acquisition costs was 90% for the first quarter of 2002, an improvement of two percentage points from fourth quarter 2001, reflecting continuing cost control initiatives. Among its private client peer group, UBS PaineWebber is the only firm reporting an improvement in the cost/income ratio compared to fourth quarter 2001. We will continue in our efforts to manage our cost/income ratio down.

[BAR CHART OMITTED]

      Since fourth quarter 2001, recurring fees have risen 11%, driven by increased fees earned on managed account and trust products. Since the end of last year, the level of invested assets in managed account and trust products increased 5% as clients shifted assets towards fee-based products. Recurring fees represented 37% of operating income in the first quarter of 2002 as compared to 36% for fourth quarter.

[BAR CHART OMITTED]

      The number of financial advisors was 8,535 on 31 March 2002, a decrease of 183 since 31 December 2001. The decrease in the number of financial advisors reflects the challenging market environment and slower recruiting. The majority of the turnover has been among lower producing financial advisors. Turnover among the higher producing financial advisors remains at the low levels seen throughout 2001.

[BAR CHART OMITTED]

UBS PaineWebber - goodwill allocation

On 1 January 2002, UBS PaineWebber became a separate Business Group within UBS. As part of this process, UBS has revised the allocation of goodwill resulting from the acquisition between the different Business Groups. Previously, all goodwill relating to the PaineWebber acquisition was allocated to UBS Warburg. Following the formation of our new Business Group, UBS has now allocated the goodwill between the different Business Groups according to the contribution they have received from PaineWebber. On this basis, the USD 12.5 billion purchase price has been allocated as follows: UBS PaineWebber USD 7.4 billion, UBS Warburg USD 3.8 billion, Private Banking USD 1.0 billion and UBS Global Asset Management USD 0.3 billion.

      These allocations reflect UBS's success in integrating the businesses, resources and expertise of the former PaineWebber businesses across the Group. Examples include UBS Warburg's leading mortgage-backed securities business, which was formed through the combination of PaineWebber's expertise and distribution scope with the Corporate and Institutional Clients unit's deep client franchise and balance sheet strength; Private Banking's European wealth management initiative, which has drawn on PaineWebber's expertise in training, marketing and product development; and PaineWebber's former Mitchell Hutchins Asset Management business which has become a core part of UBS Global Asset Management's wholesale offering in the US.

Initiatives and achievements

New lending products successfully launched

Affluent investors are increasingly turning to our financial advisors for advice and solutions for managing their liabilities as well as their investments. To meet this demand, we launched two programs to expand the lending services offer to affluent clients: Premier Variable Credit Line and Fixed Rate Credit Line. The Premier Variable Credit Line is a revolving line of credit secured

[CHART OMITTED]

UBS PaineWebber

against investments, with a minimum facility size of USD 500,000. The Fixed Rate Credit Line, also secured with investments, gives the client the ability to lock in competitive interest rates for up to two years and has a minimum facility size of USD 1,000,000.

      The recent formation of UBS PaineWebber Mortgage, LLC also reflects our increased focus on liability management. This joint venture with Wells Fargo Home Mortgage Inc. will enable us to provide proprietary mortgage products, including traditional fixed and variable, first and second mortgages, as well as customized mortgage solutions designed specifically for individual high net worth clients.

      The development of these new lending products is a direct benefit of the longstanding experience UBS has in the lending business.

Growth continues in Corporate Employee Financial Services

The Corporate Employee Financial Services business (CEFS) continued to grow during the first quarter of 2002, providing options processing services to an expanding list of clients, including many Fortune 500 corporations. As at 31 March 2002, the employees of CEFS's corporate clients had invested assets of CHF
19.9 billion, a 14% increase from 31 December 2001. The number of relationships with employees of our corporate clients has grown by 42% since 31 March 2001.

      We achieved this growth with the help of our Education Services program, where we present on-site seminars in partnership with our corporate clients to inform and educate their employees on financial planning topics. This program helps our corporate clients to meet their responsibilities to their employees, improve the employees' financial knowledge and build their appreciation of UBS PaineWebber's brand and service offering.

Record results in Municipal Securities

The Municipal Securities Group posted its best quarterly result ever. This success was primarily driven by growth in our lead managed business, which built on our extensive relationships with municipal issuers to increase our negotiated market share to 16.2%, compared to 9.4% in the first quarter of 2001. In addition, the Municipal Securities Group ranked first in the Education Loan, Education Finance and Housing sectors. Overall, the group ranked second in the industry for the quarter.

Taxable Fixed Income Products

The Taxable Fixed Income (TFI) group is the link between UBS PaineWebber and the fixed income expertise of the UBS Group as a whole. The business supports UBS PaineWebber financial advisors through several channels to develop and propose appropriate strategies for our clients. The Portfolio Analytics group focuses on reviewing clients' investment objectives and proposing research based portfolios balanced with fixed income and equity securities. In addition, TFI works very closely with UBS PaineWebber fixed income strategists and UBS Warburg credit analysts to inform the financial advisors of market developments affecting fixed income securities. TFI also participates in syndicated fixed income offerings and distributes these securities to high net worth clients through UBS PaineWebber financial advisors.

      The business had a successful quarter, maintaining its market position in a strong market, raising USD 610 million in medium term notes for corporations and government-sponsored enterprises and an additional USD 639 million in the syndicate preferred market. UBS Warburg was awarded the lead or co-lead manager position on four of these syndicate preferred transactions in a continuation of the successful partnership between the two business groups. Several factors contributed to the success of the first quarter, including the continuing client preference for increased exposure to fixed income assets, the volatility in the equity markets and investors' concerns of rising short-term interest rates, leading clients to shift their sector and duration allocation.

Results

The economic environment remained uncertain and lackluster during the first quarter, and the overall level of activity was again at extremely low levels. UBS PaineWebber recorded a pre-tax loss of CHF 171 million compared to a pre-tax loss of CHF 217 million for fourth quarter 2001. On an operating basis, excluding acquisition costs, pre-tax profit rose 23% to CHF 164 million from CHF 133 million in fourth quarter 2001. These results underscore the resiliency of our private client franchise despite the prevailing market conditions and the business performed well in comparison to many peers. At UBS PaineWebber, client transaction activity during the first quarter was slightly higher than in fourth quarter 2001, but down 13% from first quarter 2001. Clients continued to move assets from higher margin equity products into lower margin fixed income and money market asset classes.

[BAR CHART OMITTED]

Operating income

Operating income was CHF 1,600 million during the first quarter of 2002, an increase of 6% from the fourth quarter of 2001 because of strong results in taxable fixed income sales and municipal securities, increased recurring fees and currency effects. Compared to the first quarter of 2001, income is 7% lower as a result of reduced levels of client activity, which has been affected by investors' concerns about the economic outlook, and the quality of corporate reporting.

Operating expenses

Total personnel expenses were CHF 1,223 million, a 2% increase from the fourth quarter of 2001. Excluding currency effects, personnel expenses were 1% lower than the fourth quarter, principally reflecting lower variable compensation. Over the last year we have concentrated on implementing cost control measures in the light of the difficult market environment. Personnel expenses have fallen 6% since first quarter 2001, reflecting lower revenue driven compensation and headcount levels.

      Non-personnel expenses, including the amortization of goodwill and intangibles, were CHF 548 million for the first quarter, approximately 4% higher than the fourth quarter, principally due to currency effects. Excluding this effect, non-personnel expenses remained relatively flat when compared to the prior quarters.

Headcount

Headcount decreased by 337 since the end of December, reflecting the lower number of financial advisors and a managed reduction in non-broker personnel. Compared to first quarter 2001, non-broker personnel headcount has been reduced by 944 employees. We continue to monitor market conditions and implement measures aimed at maintaining an effective and efficient organization.

[BAR CHART OMITTED]

Outlook

Our strategy remains focused on meeting the financial needs of the core affluent client by focusing on the client/financial advisor relationship. This strategy has enabled us to achieve gains in market share relative to our peers. The continued positive net new money flows are an indication of the value that our clients place on our advice and services. We will continue to keep our cost base tightly under control.

Corporate Center
14 May 2002

Corporate Center

Business Group Reporting

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million, except where indicated                        31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Income                                                         268          242          180       11       49
Credit loss recovery(1)                                         51           55           88       (7)     (42)
--------------------------------------------------------------------------------------------------------------
Total operating income                                         319          297          268        7       19
--------------------------------------------------------------------------------------------------------------
Personnel expenses                                             164          237           92      (31)      78
General and administrative expenses                             35          110          104      (68)     (66)
Depreciation                                                   130           93           80       40       63
Amortization of goodwill and other intangible assets             8            4            4      100      100
--------------------------------------------------------------------------------------------------------------
Total operating expenses                                       337          444          280      (24)      20
--------------------------------------------------------------------------------------------------------------
Business Group performance before tax                          (18)        (147)         (12)      88      (50)
==============================================================================================================
Business Group performance before tax and goodwill(2)          (10)        (143)          (8)      93      (25)

Additional information                                                                           % change from
                                                                                                 -------------
As at                                                      31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Regulatory equity allocated (average)                        9,800        9,450        7,950        4       23
Headcount (full time equivalents)                            1,184        1,132        1,029        5       15
--------------------------------------------------------------------------------------------------------------

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all business units. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

(2)   Excludes the amortization of goodwill and other intangible assets.

Results

In first quarter 2002, Corporate Center recorded a pre-tax loss of CHF 18 million, compared to a pre-tax loss of CHF 147 million and CHF 12 million in the fourth quarter and first quarter 2001 respectively.

      The credit loss expense or recovery booked in the Corporate Center represents the difference between statistically calculated adjusted expected losses charged to the business units and the actual credit loss recognized in the Group financial statements. In the first quarter, UBS Group recorded a credit loss expense of CHF 85 million, 38% lower than the CHF 136 million in first quarter 2001. Actual credit loss expense is still lower than the adjusted expected loss charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 51 million, compared to CHF 88 million in first quarter 2001.

      Operating income increased by CHF 51 million compared to the first quarter 2001. This increase reflects higher treasury income, more than offsetting the lower credit loss recovery.

      General and administrative expenses decreased from CHF 104 million in the first quarter 2001 to CHF 35 million in this quarter, reflecting higher marketing costs incurred in first quarter 2001 relating to the UBS PaineWebber branding campaign.

      The increase in headcount reflects the hiring of more trainees and the transfer to Corporate Center from UBS Warburg of communications and human resources employees.

Financial Statements
14 May 2002

Financial Statements

UBS Group Income Statement (unaudited)

                                                                             Quarter ended                 % change from
                                                                    ---------------------------------      -------------
CHF million, except per share data                         Note     31.3.02     31.12.01      31.3.01      4Q01     1Q01
------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                               3      10,213       10,326       14,565        (1)     (30)
Interest expense                                              3      (7,450)      (7,705)     (12,607)       (3)     (41)
------------------------------------------------------------------------------------------------------------------------
Net interest income                                                   2,763        2,621        1,958         5       41
Credit loss expense                                                     (85)        (115)        (136)      (26)     (38)
------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense                         2,678        2,506        1,822         7       47
------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                                 4       4,870        4,964        5,089        (2)      (4)
Net trading income                                            3       1,983          924        3,060       115      (35)
Other income                                                  5          58           68           96       (15)     (40)
------------------------------------------------------------------------------------------------------------------------
Total operating income                                                9,589        8,462       10,067        13       (5)
========================================================================================================================

Operating expenses
Personnel expenses                                            6       5,317        4,404        5,273        21        1
General and administrative expenses                           7       1,700        1,934        1,877       (12)      (9)
Depreciation of property and equipment                                  397          414          394        (4)       1
Amortization of goodwill and
other intangible assets                                                 336          330          328         2        2
------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                              7,750        7,082        7,872         9       (2)
========================================================================================================================
Operating profit before tax and
minority interests                                                    1,839        1,380        2,195        33      (16)
========================================================================================================================
Tax expense                                                             357          173          548       106      (35)
------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                  1,482        1,207        1,647        23      (10)
========================================================================================================================
Minority interests                                                     (119)        (101)         (68)       18       75
------------------------------------------------------------------------------------------------------------------------
Net profit                                                            1,363        1,106        1,579        23      (14)
========================================================================================================================
Basic earnings per share (CHF)(1)                             8        1.10         0.88         1.24        25      (11)
Basic earnings per share before goodwill (CHF)(1,2)           8        1.37         1.14         1.50        20       (9)
Diluted earnings per share (CHF)(1)                           8        1.06         0.87         1.10        22       (4)
Diluted earnings per share before goodwill (CHF)(1,2)         8        1.33         1.13         1.35        18       (1)
------------------------------------------------------------------------------------------------------------------------

(1) All earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

(2) Excludes the amortization of goodwill and other intangible assets.

Financial Statements
14 May 2002

UBS Group Balance Sheet (unaudited)

                                                                                                 % change from
CHF million                                                           31.3.02        31.12.01         31.12.01
--------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                                    3,759          20,990              (82)
Due from banks                                                         34,824          27,526               27
Cash collateral on securities borrowed                                161,152         162,938               (1)
Reverse repurchase agreements                                         262,334         269,256               (3)
Trading portfolio assets                                              416,998         397,886                5
Positive replacement values                                            58,849          73,447              (20)
Loans, net of allowance for credit losses                             231,914         226,545                2
Financial investments                                                  13,444          28,803              (53)
Accrued income and prepaid expenses                                     8,107           7,554                7
Investments in associates                                                 698             697                0
Property and equipment                                                  8,685           8,695                0
Goodwill and other intangible assets                                   18,800          19,085               (1)
Other assets                                                           10,061           9,875                2
--------------------------------------------------------------------------------------------------------------
Total assets                                                        1,229,625       1,253,297               (2)
==============================================================================================================
Total subordinated assets                                                 584             407               43
--------------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                                           88,761         106,531              (17)
Cash collateral on securities lent                                     34,463          30,317               14
Repurchase agreements                                                 367,247         368,620                0
Trading portfolio liabilities                                         117,223         105,798               11
Negative replacement values                                            67,009          71,443               (6)
Due to customers                                                      322,013         333,781               (4)
Accrued expenses and deferred income                                   14,424          17,289              (17)
Debt issued                                                           155,251         156,218               (1)
Other liabilities                                                      14,349          15,658               (8)
--------------------------------------------------------------------------------------------------------------
Total liabilities                                                   1,180,740       1,205,655               (2)
--------------------------------------------------------------------------------------------------------------
Minority interests                                                      4,116           4,112                0
--------------------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital                                                           3,590           3,589                0
Share premium account                                                  14,337          14,408                0
Gains / (losses) not recognized in the income statement                   122            (193)
Retained earnings                                                      30,466          29,103                5
Treasury shares                                                        (3,746)         (3,377)              11
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                             44,769          43,530                3
--------------------------------------------------------------------------------------------------------------
Total liabilities, minority interests and shareholders' equity      1,229,625       1,253,297               (2)
==============================================================================================================
Total subordinated liabilities                                         12,773          13,818               (8)
--------------------------------------------------------------------------------------------------------------

UBS Group Statement of Changes in Equity (unaudited)

CHF million
For the quarter ended                                                                    31.3.02      31.3.01
-------------------------------------------------------------------------------------------------------------
Issued and paid up share capital
Balance at the beginning of the period                                                     3,589        4,444
Issue of share capital                                                                         1            7
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                           3,590        4,451
=============================================================================================================
Share premium
Balance at the beginning of the period                                                    14,408       20,885
Premium on shares issued and warrants exercised                                               14           58
Net premium / (discount) on treasury share and own equity derivative activity                (85)        (217)
Settlement of own shares to be delivered                                                       0       (2,502)
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          14,337       18,224
=============================================================================================================
Gains / (losses) not recognized in the income statement
Foreign currency translation
Balance at the beginning of the period                                                      (769)        (687)
Movements during the period                                                                   18         (108)
-------------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                                 (751)        (795)
-------------------------------------------------------------------------------------------------------------
Unrealized gains / (losses) on available for sale investments, net of taxes
Balance at the beginning of the period                                                     1,035            0
Change in accounting policy                                                                             1,577(1)
Net change in unrealized gains and losses on available for sale investments(2)               143           (8)
-------------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                                1,178        1,569
-------------------------------------------------------------------------------------------------------------
Change in fair value of derivative instruments designated
as cash flow hedges, net of taxes
Balance at the beginning of the period                                                      (459)           0
Change in accounting policy                                                                              (380)(1)
Net change in fair value of derivative instruments designated as cash flow hedges(2)         154           45
-------------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                                 (305)        (335)
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                             122          439
=============================================================================================================
Retained earnings
Balance at the beginning of the period                                                    29,103       24,191
Change in accounting policy                                                                               (61)(1)
Balance at the beginning of the period (restated)                                         29,103       24,130
Net profit for the period                                                                  1,363        1,579
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          30,466       25,709
=============================================================================================================
Treasury shares, at cost
Balance at the beginning of the period                                                    (3,377)      (4,000)
Acquisitions                                                                              (1,533)      (6,235)
Disposals                                                                                  1,164        4,792
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          (3,746)      (5,443)
=============================================================================================================

Total shareholders' equity                                                                44,769       43,380
=============================================================================================================

(1)   Opening adjustments have been made to reflect the adoption of IAS 39.

(2) Includes net unrealized gains and losses as well as gains and losses reclassified to the income statement.

At 31 March 2002, a maximum of 12,482,217 shares can be issued against the exercise of options from former PaineWebber employee option plans.

Financial Statements
14 May 2002

UBS Group Statement of Cash Flows (unaudited)

CHF million
For the quarter ended                                                                            31.3.02      31.3.01
---------------------------------------------------------------------------------------------------------------------
Cash flow from / (used in) operating activities
Net profit                                                                                         1,363        1,579
Adjustments to reconcile net profit to cash flow from /
(used in) operating activities
Non-cash items included in net profit and other adjustments:
    Depreciation of property and equipment                                                           397          394
    Amortization of goodwill and other intangible assets                                             336          328
    Credit loss expense                                                                               85          136
    Equity in income of associates                                                                    (1)         (10)
    Deferred tax expense / (benefit)                                                                (158)          43
    Net loss / (gain) from investing activities                                                      150          172
  Net (increase) / decrease in operating assets:
    Net due from / to banks                                                                      (17,881)      10,781
    Reverse repurchase agreements, cash collateral on securities borrowed                          8,708      (58,274)
    Trading portfolio including net replacement values and securities pledged as collateral       20,194      (68,906)
    Loans / due to customers                                                                     (16,546)      21,816
    Accrued income, prepaid expenses and other assets                                               (917)      (1,160)
  Net increase / (decrease) in operating liabilities:
    Repurchase agreements, cash collateral on securities lent                                      2,773       76,142
    Accrued expenses and other liabilities                                                        (3,584)      (9,433)
Income taxes paid                                                                                   (257)        (515)
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) operating activities                                               (5,338)     (26,907)
---------------------------------------------------------------------------------------------------------------------

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates                                                            (3)          (5)
Disposal of subsidiaries and associates                                                              137           47
Purchase of property and equipment                                                                  (400)        (542)
Disposal of property and equipment                                                                    20          251
Net (investment) / divestment in financial investments                                               (38)        (796)
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) investing activities                                                 (284)      (1,045)
---------------------------------------------------------------------------------------------------------------------

Cash flow from / (used in) financing activities
Net money market paper issued                                                                       (632)      28,470
Net movements in treasury shares and own equity derivative activity                                 (440)      (4,104)
Capital issuance                                                                                       1            7
Issuance of long-term debt                                                                         5,394        3,725
Repayment of long-term debt                                                                       (3,869)      (2,026)
Dividend payments to / and purchase from minority interests                                         (117)           0
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) financing activities                                                  337       26,072
Effects of exchange rate differences                                                                (679)         302
---------------------------------------------------------------------------------------------------------------------
Net increase / (decrease) in cash equivalents                                                     (5,964)      (1,578)
Cash and cash equivalents, beginning of period                                                   116,259       93,370
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                         110,295       91,792
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents comprise:
---------------------------------------------------------------------------------------------------------------------
Cash and balances with central banks                                                               3,759        2,952
Money market paper(1)                                                                             73,318       63,443
Due from banks maturing in less than three months                                                 33,218       25,397
---------------------------------------------------------------------------------------------------------------------
Total                                                                                            110,295       91,792
=====================================================================================================================

(1) Money market paper is included in the Balance Sheet under Trading portfolio assets and Financial investments.

Notes to the Financial Statements
14 May 2002

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG's ("UBS" or "the Group") consolidated financial statements ("the Financial Statements") are prepared in accordance with International Accounting Standards (IAS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 "Interim Financial Statements". In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2001 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2001.

      As at 1 January 2002, UBS PaineWebber was separated from UBS Warburg and became a standalone Business Group. Note 2 to these interim Financial Statements reflects the new Business Group structure and associated management accounting changes. Comparative prior year amounts have been restated to conform to the current year presentation.

      The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group's financial statements when the relationship between the Group and the company indicate that it is controlled by the Group.

Notes to the Financial Statements
14 May 2002

Note 2 Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length. The segment reporting for all periods presented reflects the changes in the structure implemented on 1 January 2002.

For the quarter ended 31 March 2002

                                                                      UBS Global
                                                               UBS         Asset       UBS            UBS   Corporate      UBS
CHF million                                            Switzerland    Management   Warburg    PaineWebber      Center    Group
------------------------------------------------------------------------------------------------------------------------------
Income                                                       3,506           556     3,741          1,603         268    9,674
Credit loss expense(1)                                         (93)            0       (40)            (3)         51      (85)
------------------------------------------------------------------------------------------------------------------------------
Total operating income                                       3,413           556     3,701          1,600         319    9,589
------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           1,227           264     2,439          1,223         164    5,317
General and administrative expenses                            573           136       572            384          35    1,700
Depreciation                                                   125             7        96             39         130      397
Amortization of goodwill and other intangible assets            27            74       102            125           8      336
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     1,952           481     3,209          1,771         337    7,750
------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                        1,461            75       492           (171)        (18)   1,839
Tax expense                                                                                                                357
------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                     1,482
Minority interests                                                                                                        (119)
------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                               1,363
==============================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 85 million for the quarter ended 31 March 2002 is as follows: UBS Switzerland CHF 61 million expense, UBS Warburg CHF 31 million expense, UBS PaineWebber CHF 3 million expense and Corporate Center CHF 10 million recovery.

For the quarter ended 31 March 2001

                                                                      UBS Global
                                                               UBS         Asset       UBS            UBS   Corporate       UBS
CHF million                                            Switzerland    Management   Warburg    PaineWebber      Center     Group
-------------------------------------------------------------------------------------------------------------------------------
Income                                                       3,498           575     4,233          1,717         180    10,203
Credit loss expense(1)                                        (185)            0       (35)            (4)         88      (136)
-------------------------------------------------------------------------------------------------------------------------------
Total operating income                                       3,313           575     4,198          1,713         268    10,067
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           1,236           271     2,378          1,296          92     5,273
General and administrative expenses                            573           139       681            380         104     1,877
Depreciation                                                   144            11       132             27          80       394
Amortization of goodwill and other intangible assets            28            70       102            124           4       328
-------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     1,981           491     3,293          1,827         280     7,872
-------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                        1,332            84       905           (114)        (12)    2,195
Tax expense                                                                                                                 548
-------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                      1,647
Minority interests                                                                                                          (68)
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                1,579
==============================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 136 million for the quarter ended 31 March 2001 is as follows: UBS Switzerland CHF 14 million expense, UBS Warburg CHF 117 million expense and UBS PaineWebber CHF 5 million expense.

Note 3 Net Interest and Trading Income

Net interest income

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances                        3,176        3,110        4,982        2      (36)
Interest earned on securities borrowed and
reverse repurchase agreements                                2,780        3,598        5,214      (23)     (47)
Interest and dividend income from financial investments         52           74          146      (30)     (64)
Interest and dividend income from trading portfolio          4,205        3,544        4,223       19        0
--------------------------------------------------------------------------------------------------------------
Total                                                       10,213       10,326       14,565       (1)     (30)
--------------------------------------------------------------------------------------------------------------

Interest expense
Interest on amounts due to banks and customers               1,753        1,801        4,025       (3)     (56)
Interest on securities lent and repurchase agreements        2,538        3,102        4,198      (18)     (40)
Interest and dividend expense from trading portfolio         1,806        1,508        2,010       20      (10)
Interest on debt issued                                      1,353        1,294        2,374        5      (43)
--------------------------------------------------------------------------------------------------------------
Total                                                        7,450        7,705       12,607       (3)     (41)
--------------------------------------------------------------------------------------------------------------
Net interest income                                          2,763        2,621        1,958        5       41
==============================================================================================================

Net trading income

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Equities                                                       682          534        1,512       28      (55)
Fixed income(1)                                                800         (205)       1,154               (31)
Foreign exchange and other                                     501          595          394      (16)      27
--------------------------------------------------------------------------------------------------------------
Net trading income                                           1,983          924        3,060      115      (35)
==============================================================================================================

(1)   Includes commodities trading income

Net interest and trading income

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Net interest income                                          2,763        2,621        1,958        5       41
Net trading income                                           1,983          924        3,060      115      (35)
--------------------------------------------------------------------------------------------------------------
Total net interest and trading income                        4,746        3,545        5,018       34       (5)

Breakdown by business activity:
--------------------------------------------------------------------------------------------------------------
Net income from interest margin products                     1,423        1,400        1,390        2        2
Net income from trading activities                           3,282        2,184        3,770       50      (13)
Net income from treasury activities                            419          361          331       16       27
Other(1)                                                      (378)        (400)        (473)       6       20
--------------------------------------------------------------------------------------------------------------
Total net interest and trading income                        4,746        3,545        5,018       34       (5)
==============================================================================================================

(1)   Principally goodwill funding costs.

Notes to the Financial Statements
14 May 2002

Note 4 Net Fee and Commission Income

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Underwriting fees                                              497          610          338      (19)      47
Corporate finance fees                                         178          380          291      (53)     (39)
Brokerage fees                                               1,647        1,518        1,814(1)     8       (9)
Investment fund fees                                         1,106        1,092        1,041        1        6
Fiduciary fees                                                  84           86           88       (2)      (5)
Custodian fees                                                 334          341          332       (2)       1
Portfolio and other management and advisory fees             1,148        1,063        1,212(1)     8       (5)
Insurance-related and other fees                               134          126          129(1)     6        4
--------------------------------------------------------------------------------------------------------------
Total security trading and investment activity fees          5,128        5,216        5,245       (2)      (2)
--------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions                             75           72           86        4      (13)
Commission income from other services                          260          230          259       13        0
--------------------------------------------------------------------------------------------------------------
Total fee and commission income                              5,463        5,518        5,590       (1)      (2)
--------------------------------------------------------------------------------------------------------------

Brokerage fees paid                                            348          334          309        4       13
Other                                                          245          220          192       11       28
--------------------------------------------------------------------------------------------------------------
Total fee and commission expense                               593          554          501        7       18
--------------------------------------------------------------------------------------------------------------

Net fee and commission income                                4,870        4,964        5,089       (2)      (4)
==============================================================================================================

(1) Fee and commission income from insurance products now reported in Insurance-related and other fees was previously reported in Brokerage fees and in Portfolio and other management and advisory fees.

Note 5 Other Income

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Gains / losses from disposal of associates
and subsidiaries
Net gain from disposal of:
  Consolidated subsidiaries                                    155           (1)           2
  Investments in associates                                      0            0            1        0     (100)
--------------------------------------------------------------------------------------------------------------
Total                                                          155           (1)           3
--------------------------------------------------------------------------------------------------------------

Financial investments available for sale
Net gain from disposal of:
  Private equity investments                                    18           52          120      (65)     (85)
  Other financial investments                                   87           61           23       43      278
Impairment charges on private equity investments
and other financial investments                               (429)        (346)        (336)      24       28
--------------------------------------------------------------------------------------------------------------
Total                                                         (324)        (233)        (193)      39       68
--------------------------------------------------------------------------------------------------------------
Net income from investments in property                         19           19           18        0        6
Equity in income of associates                                   1            7           10      (86)     (90)
Other                                                          207          276          258      (25)     (20)
--------------------------------------------------------------------------------------------------------------
Total other income                                              58           68           96      (15)     (40)
==============================================================================================================

Note 6  Personnel Expenses

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Salaries and bonuses                                         4,191        3,346        4,118       25        2
Contractors                                                    136          167          185      (19)     (26)
Insurance and social contributions                             280          190          285       47       (2)
Contribution to retirement plans                               171          158          137        8       25
Employee share plans                                            23           20           27       15      (15)
Other personnel expenses                                       516          523          521       (1)      (1)
--------------------------------------------------------------------------------------------------------------
Total personnel expenses                                     5,317        4,404        5,273       21        1
--------------------------------------------------------------------------------------------------------------

Note 7  General and Administrative Expenses

                                                                     Quarter ended               % change from
                                                           ---------------------------------     -------------
CHF million                                                31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Occupancy                                                      357          324          325       10       10
Rent and maintenance of machines and equipment                 174          180          158       (3)      10
Telecommunications and postage                                 277          285          311       (3)     (11)
Administration                                                 216          237          200       (9)       8
Marketing and public relations                                 112          155          185      (28)     (39)
Travel and entertainment                                       139          153          183       (9)     (24)
Professional fees                                              134          218          154      (39)     (13)
IT and other outsourcing                                       269          267          321        1      (16)
Other                                                           22          115           40      (81)     (45)
--------------------------------------------------------------------------------------------------------------
Total general and administrative expenses                    1,700        1,934        1,877      (12)      (9)
--------------------------------------------------------------------------------------------------------------

Notes to the Financial Statements
14 May 2002

Note 8 Earnings per Share (EPS) and Outstanding Shares

                                                                      Quarter ended                        % change from
                                                      ----------------------------------------------       --------------
CHF million                                           31.3.02             31.12.01           31.3.01       4Q01      1Q01
-------------------------------------------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit                                              1,363                1,106             1,579         23       (14)
Net profit before goodwill amortization(1)              1,699                1,436             1,907         18       (11)
Net profit for diluted EPS                              1,330(2)             1,106             1,435(2)      20        (7)
Net profit before goodwill
amortization for diluted EPS(1)                         1,666(2)             1,436             1,763(2)      16        (6)

Weighted average shares outstanding
-------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding             1,238,977,674        1,254,567,463     1,274,213,427         (1)       (3)
Potentially dilutive ordinary shares
resulting from outstanding options,
warrants and convertible debt securities           15,424,482           13,660,144        27,221,403         13       (43)
=========================================================================================================================
Weighted average shares outstanding
for diluted EPS                                 1,254,402,156        1,268,227,607     1,301,434,830         (1)       (4)

Earnings per share (CHF)
-------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                1.10                 0.88              1.24         25       (11)
Basic EPS before goodwill amortization(1)                1.37                 1.14              1.50         20        (9)
Diluted EPS                                              1.06                 0.87              1.10         22        (4)
Diluted EPS before goodwill amortization(1)              1.33                 1.13              1.35         18        (1)
=========================================================================================================================

(1)   Excludes amortization of goodwill and other intangible assets.

(2) Net profit has been adjusted for the dilutive impact of own equity derivative activity.

                                                                          As at                            % change from
                                                      ----------------------------------------------       --------------
Shares outstanding                                    31.3.02             31.12.01           31.3.01       4Q01      1Q01
-------------------------------------------------------------------------------------------------------------------------
Total ordinary shares issued                    1,282,251,732        1,281,717,499     1,335,136,233          0        (4)
Second trading line treasury shares
  2000 program                                                                            55,265,349                 (100)
  2001 program                                     28,818,690           23,064,356         4,381,200         25       558
  2002 program                                      6,860,123
Other treasury shares                              10,551,009           18,190,595        13,094,889        (42)      (19)
-------------------------------------------------------------------------------------------------------------------------
Total treasury shares                              46,229,822           41,254,951        72,741,438         12       (36)
-------------------------------------------------------------------------------------------------------------------------
Outstanding shares                              1,236,021,910        1,240,462,548     1,262,394,795          0        (2)
=========================================================================================================================

All shares and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

                           Spot rate                              Average rate
                             As at                               Quarter ended
              ----------------------------------       -----------------------------------
              31.3.02      31.12.01      31.3.01       31.3.02      31.12.01       31.3.01
------------------------------------------------------------------------------------------
1 USD            1.68          1.67         1.73          1.70          1.65          1.68
1 EUR            1.47          1.48         1.52          1.47          1.48          1.53
1 GBP            2.39          2.43         2.47          2.41          2.38          2.43
100 JPY          1.26          1.27         1.39          1.27          1.30          1.41
==========================================================================================

UBS Registered Shares
14 May 2002

UBS Registered Shares

The par value of each UBS registered share is CHF 2.80. Before the implementation of the par value reduction and share split on 16 July 2001, the par value of each UBS registered share was CHF 10.00.

Ticker symbols

Trading exchange                            Bloomberg    Reuters     Telekurs
--------------------------------------------------------------------------------
virt-x                                      UBSN VX      UBSZn.VX    UBSN, 004
--------------------------------------------------------------------------------
New York Stock Exchange                     UBS US       UBS.N       UBS, 65
--------------------------------------------------------------------------------
Tokyo Stock Exchange                        8657 JP      UBS.T       N16631, 106
--------------------------------------------------------------------------------

virt-x

Swiss blue chip stocks are no longer traded on the SWX Swiss exchange. All trading in members of the SMI Swiss Market Index now takes place on virt-x, although these stocks remain listed on the SWX.

      virt-x is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide an efficient and cost effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

--------------------------------------------------------------------------------
ISIN                                             CH0012032030
--------------------------------------------------------------------------------
Valoren                                          1203203
--------------------------------------------------------------------------------
Cusip                                            CINS H8920M855
--------------------------------------------------------------------------------

UBS Share Price

[GRAPH OMITTED]

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements>>, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our business group structure that took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/Copyright: UBS AG, Switzerland.
Photos: Carlo Borlenghi/SEA & SEE (Cover);
Christian Kanzig (Portrait Page 2);
Marcel Grubenmann (Other Portraits).
Language: English.
SAP-R/3 80834E-0202ab

[LOGO] UBS

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

                                                     Group Media Relations
                                                     Hotline
                                                     Tel. +41-1-234 85 00

                                                     www.ubs.com

                                                     14 May 2002

Media release

For immediate release

UBS reports first quarter net profit of CHF 1,363 million

==============================================================================================
                                                     Quarter ended               % change from
                                                     -------------               -------------
CHF million, except where indicated        31.3.02     31.12.01      31.3.01     4Q01     1Q01
----------------------------------------------------------------------------------------------
Operating income                             9,589        8,462       10,067       13       (5)
Operating expenses                           7,750        7,082        7,872        9       (2)
Operating profit before tax                  1,839        1,380        2,195       33      (16)
Net profit                                   1,363        1,106        1,579       23      (14)
==============================================================================================

UBS reports net profit after tax in first quarter 2002 of CHF 1,363 million, 14% less than the same quarter a year earlier but 23% higher than fourth quarter 2001. Pre-goodwill, and adjusted for gains from the sale of Hyposwiss, profit was CHF 1,574 million, 17% less than the same quarter a year earlier but 10% higher than the fourth quarter 2001. Although the market environment remained difficult, revenues continued to recover, showing the benefit of a diverse business mix.

Zurich/Basel, 14 May 2002 - UBS achieved first quarter 2002 net profit after tax of CHF 1,363 million, 14% less than the same quarter a year earlier but 23% higher than fourth quarter 2001. Pre-goodwill, and adjusted for gains from the sale of Hyposwiss, profit was CHF 1,574 million, 17% less than the same quarter a year earlier but 10% higher than the fourth quarter 2001. Overall profitability grew for the second consecutive quarter, with every business unit (except UBS Capital) recording quarter-on-quarter growth. The highly successful Swiss domestic banking business again posted record pre-tax profits.

"The market environment remains difficult, but the progress of all our businesses is very encouraging. We continue to see the benefits of our disciplined cost and risk management, our strategic focus and our diverse business mix," said President Peter Wuffli.

Wealth management results proved resilient despite the uncertain sentiment, and UBS Warburg's core Corporate & Institutional Clients unit performed very well - driven by record fixed income results. A large proportion of the Group's drop in profits compared to first quarter 2001 was recorded by UBS Capital, which continues to post disappointing results as wider economic difficulties depress private equity valuations.

Operating income in first quarter 2002 was CHF 9,589 million, down 5% compared to first quarter 2001, but up 13% compared to fourth quarter 2001. Wealth management businesses provided stable growth, with revenue increasing quarter-on-quarter, thanks in particular to growth in asset-based fees. These recurring fees rose both in Private Banking and in UBS PaineWebber, to record levels in the latter. Investment fund fees also hit an all-time high.

General and administrative expenses dropped 9% compared to first quarter 2001 to CHF 1,700 million, their lowest level since the merger with PaineWebber, reflecting deep cuts in marketing, travel and entertainment and technology spending. Personnel expenses rose 1% to CHF 5,317 million on higher performance-related compensation. These costs are managed on a full-year cycle with the fixing of annual performance-related compensation made in the fourth quarter. Headcount discipline continues to make capacity cuts unnecessary and leave scope for strategic investments.

Credit loss expense was CHF 85 million in first quarter 2002 or 3 basis points of the loan book for the quarter, compared to CHF 115 million in fourth quarter 2001 and CHF 136 million in the same period a year earlier. The Group benefited from the improved quality of the Swiss domestic portfolio while UBS Warburg continues to manage risk cautiously and to make effective use of credit protection.

Clients invested CHF 11.8 billion in net new money in first quarter 2002, a satisfactory result given the current market environment and the short term impact of the Italian tax amnesty, which reduced net flows in Private Banking in this quarter by CHF 4.5 billion. The strategic build-up of domestic private banking activities in Italy helped UBS retain nearly half of the CHF 8.4 billion in repatriated assets. UBS PaineWebber, the Group's US private client business, continued to gain market share from its US private client peers and generate strong net new money, capturing CHF 7.4 billion in net new money this quarter. UBS's investment funds continued to attract net inflows.

Performance against Group financial targets:

Pre-goodwill and adjusted for the one-off gain from the sale of Hyposwiss in first quarter 2002:

o Annualized return on equity was 15.2%, within the target range of 15-20%, but below the 17.6% achieved in the first quarter a year earlier.

o Basic earnings per share were CHF 1.27, 15% lower than the first quarter 2001, but ahead of last year's quarterly average.

o The cost/income ratio was 77.9%, up from 73.9% in first quarter last year although expenses were down 2%, evidence of the continued cost control across all our businesses.

Outlook 2002

As in 2001, UBS performed relatively strongly in the first quarter. The diversity of the Group's revenue streams continues to mitigate the effects of adverse market conditions and low levels of client activity.

The prospects for a global economic recovery in the latter part of the year remain intact, although it is far from certain how strong any growth may be. Because of this, results in 2002 are unlikely to improve on the performance in 2001.

--------------------------------------------------------------------------------
Regrouping and management accounting changes

On 29 April, UBS published restated figures for 1999, 2000 and 2001 that reflect its new Business Group structure, which has been effective from 1 January 2002.

UBS also instituted a number of management accounting changes, the foremost `being the allocation to the Business Groups and business units of goodwill arising from the merger in 2000 of UBS and PaineWebber.

None of the changes have an impact on the Group Financial Statements for 1999, 2000 and 2001. They only affect the results of the Business Groups and business units. All figures in this quarter reflect the new structure.

For more specific information about the changes in detail, refer to www.ubs.com/media.
--------------------------------------------------------------------------------


UBS Group Financial Highlights (unaudited)
                                                                            Quarter ended                 % change from
                                                                            -------------                 -------------

CHF million, except where indicated                            31.3.02         31.12.01        31.3.01    4Q01     1Q01
-----------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                                 9,589            8,462         10,067      13       (5)
Operating expenses                                               7,750            7,082          7,872       9       (2)
Operating profit before tax                                      1,839            1,380          2,195      33      (16)
Net profit                                                       1,363            1,106          1,579      23      (14)
Cost / income ratio (%) (1)                                       80.1             82.6           77.2
Cost / income ratio before goodwill (%) (1, 2)                    76.6             78.7           73.9
-----------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                                      1.10             0.88           1.24      25      (11)
Basic earnings per share before goodwill (2, 3)                   1.37             1.14           1.50      20       (9)
Diluted earnings per share (3)                                    1.06             0.87           1.10      22       (4)
Diluted earnings per share before goodwill (2, 3)                 1.33             1.13           1.35      18       (1)
-----------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity (4)                                12.3             11.7           14.5
Return on shareholders' equity before goodwill (2, 4)             15.5             14.8           17.6
-----------------------------------------------------------------------------------------------------------------------

CHF million, except where indicated                                                                       % change from
                                                                                                          -------------

As at                                                          31.3.02         31.12.01        31.3.01    4Q01     1Q01
-----------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                                 1,229,625        1,253,297      1,216,852      (2)       1
Shareholders' equity                                            44,769           43,530         43,380       3        3
-----------------------------------------------------------------------------------------------------------------------
Market capitalization                                          103,216          105,475        106,078      (2)      (3)
-----------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                                    11.8             11.6           10.2       2       16
Total BIS (%)                                                     14.7             14.8           14.0      (1)       5
Risk-weighted assets                                           255,157          253,735        286,885       1      (11)
-----------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                                    2,468            2,448          2,430       1        2
-----------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents) (6)                           70,221           69,985         71,080       0       (1)
-----------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                                      AAA              AAA            AAA
Moody's, New York                                                  Aa2              Aa2            Aa1
Standard & Poor's, New York                                        AA+              AA+            AA+
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Earnings adjusted for significant financial events and pre-goodwill (2, 7)

                                                                            Quarter ended                 % change from
                                                                            -------------                 -------------

CHF million, except where indicated                            31.3.02         31.12.01        31.3.01    4Q01     1Q01
-----------------------------------------------------------------------------------------------------------------------
Operating income                                                 9,434            8,462         10,067      11       (6)
Operating expenses                                               7,414            6,752          7,544      10       (2)
Operating profit before tax                                      2,020            1,710          2,523      18      (20)
Net profit                                                       1,574            1,436          1,907      10      (17)
-----------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (1)                                       77.9             78.7           73.9
Basic earnings per share (CHF) (3)                                1.27             1.14           1.50      11      (15)
Diluted earnings per share (CHF) (3)                              1.23             1.13           1.35       9       (9)
-----------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                            15.2             14.8           17.6
-----------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1)   Operating expenses / operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   For EPS calculation, see Note 8 to the Financial Statements.

(4) Year-to-date annualized net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,687, 2,450 and 2,062 for 31 March 2002, 31 December 2001 and 31 March
      2001, respectively.

(7) Details of significant financial events can be found in the First Quarter 2002 Report.

2001 segment results have been restated to reflect the new Business Group structure and associated management accounting changes effective 1 January 2002 and announced 29 April 2002.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

Results of the business groups

(adjusted for significant financial events(1))

UBS Switzerland

The Private and Corporate Clients business unit achieved another record result in the first quarter, with profit before tax rising 24% from fourth quarter 2001 to CHF 705 million, representing an annualized return of 47% on its allocated regulatory equity. Operating income rose 5% to CHF 1,665 million, as fee and commission income recovered slightly from the previous quarter's levels and benefited from certain one-off items. Interest income, on the other hand, suffered some margin pressure.

The cost/income ratio improved significantly, falling to a record 55% from the previous low of 59% in fourth quarter 2001, thanks to continued stringent cost management and a 22% reduction in headcount in the three and a half years since the merger of Union Bank of Switzerland and Swiss Bank Corporation. Net new money totalled CHF 1.3 billion, mainly invested by corporate clients.

Private Banking's profit before tax was CHF 601 million, up 3% from fourth quarter 2001. Total operating income increased 3% to CHF 1,593 million, driven by the slight improvement in market conditions in the first quarter and higher contributions from the European wealth management initiative. The entire increase was driven by improved asset-based income, which now comprises 71% of total income, while transaction-based income remained at the fourth quarter level.

Net new money in the quarter totalled CHF 2.6 billion, a strong result in view of the outflows related to the Italian tax amnesty. Of the outflow of CHF 8.4 billion, UBS managed to retain almost half (CHF 3.9 billion) within its Italian domestic business. Excluding the effect of the Italian tax amnesty, net inflows clearly surpassed both the CHF 4.2 billion inflow recorded in fourth quarter 2001 and the CHF 4.5 billion in the first quarter a year ago.

UBS Global Asset Management

UBS Global Asset Management reported profit before tax of CHF 75 million, up from CHF 72 million in fourth quarter 2001, as general and administrative expenses fell. Operating income eased 1% to CHF 556 million in the period, while operating expenses fell CHF 9 million to CHF 481 million.

Total invested assets rose to CHF 677 billion on 31 March 2002 from CHF 672 billion on 31 December 2001. Net new money was CHF 0.4 billion, with inflows in Asian fixed income mandates and GAM equity and asset allocation products, offset by outflows in UK asset allocation mandates and low margin US fixed income mandates.

----------
(1)   Significant Financial Events:

In first quarter 2002, UBS realized a pre-tax gain of CHF 155 million from the sale of Hyposwiss. This was recorded as a significant financial event.

In first and fourth quarter 2001, there were no significant financial events.

(See UBS First Quarter 2002Report for the full details of the effect of significant financial events in 2002 and 2001.)

UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit recorded a strong relative performance, with profit before tax of CHF 954 million for the first quarter, a 20% reduction from the same quarter a year earlier, but up 18% on the fourth quarter.

Operating income, at CHF 4,133 million in first quarter 2002, declined 7% from the same quarter last year, but was up 29% from the fourth quarter 2001: Fixed income and foreign exchange, where revenues rose 41% from first quarter 2001 to CHF 2,117 million and 89% from the fourth quarter, achieving a record performance, although not completely offsetting the result in equities. Investment banking revenues were largely in line with first quarter 2001 with good progress in US underwriting mandates.

UBS Warburg continued to expand its resources dedicated to the largest and most important industry sectors of the corporate finance market globally. In particular, market share in the Americas in first quarter 2002 increased to 3.6% from 3.4% for the full year 2001.

Personnel expenses this quarter increased to CHF 2,425 million, up 3% from first quarter 2001, due to higher levels of incentive-based compensation. The ongoing cost management program helped to push general and administrative expenses down by 17% from first quarter 2001 and 9% from the fourth quarter.

UBS Capital's operating loss widened to CHF 462 million from CHF 287 million in fourth quarter 2001, reflecting difficult conditions in private equity markets, leading to increased writedowns, and few opportunities for secondary market exits. Total operating expenses, at CHF 30 million in the first quarter, were at their lowest level in over a year. There were no material divestments in the quarter.

Looking ahead, conditions will remain difficult for private equity valuations and exit opportunities will remain limited. Until markets recover and more favorable exit opportunities arise, UBS Capital will likely continue to report losses over the next several quarters. UBS continues to focus on maximizing the value of the existing portfolio, making no significant additional investments.

UBS PaineWebber

UBS PaineWebber recorded a pre-tax loss of CHF 171 million compared to a loss of CHF 217 million for the fourth quarter of 2001 and a loss of CHF 114 million in first quarter 2001. When commenting on UBS PaineWebber results, UBS focuses on the operating profit excluding acquisition costs (goodwill amortization, net goodwill funding costs and retention payments) to isolate underlying performance. On this basis, pre-tax profit rose 23% to CHF 164 million from CHF 133 million in fourth quarter 2001 and was down 30% from CHF 233 million compared to first quarter 2001.

UBS PaineWebber's results underscore the resiliency of its private client franchise despite the prevailing market conditions. The business performed well in comparison to its US private client peers. Client transaction activity during the first quarter was slightly higher than fourth quarter 2001, but was down 13% from first quarter 2001.

Operating income was CHF 1,600 million in the first quarter, an increase of 6% from fourth quarter 2001 thanks to strong results in municipal securities, increased recurring fees and currency effects. Compared to the first quarter a year earlier, operating income fell 7% on the reduced level of client activity.

Total personnel expenses were CHF 1,223 million, a 2% increase from fourth quarter 2001. Excluding currency effects, personnel expenses were 1% lower than the fourth quarter, principally reflecting lower variable compensation. Compared to the first quarter a year earlier, personnel expenses were down 6%, reflecting lower revenue-driven compensation and reduced levels of support staff.

Net new money was CHF 7.4 billion in the first quarter, compared to CHF 8.5 billion in the fourth quarter and CHF 6.2 billion in first quarter 2001. That pushed invested assets to CHF 779 billion at 31 March 2002 from CHF 769 billion at 31 December 2001. The cost/income ratio before acquisition costs was 90% for the first quarter, an improvement of two percentage points from fourth quarter 2001, reflecting continuing cost control initiatives. Among private client peers, UBS PaineWebber is the only firm reporting an improvement in the cost/income ratio quarter-on-quarter.

UBS

Media release available at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:

      -     1Q2002 Report (pdf and interactive version)

      -     1Q2002 Results slide presentation

      -     Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on 14 May 2002:

      -     0900 CET

      -     0800 GMT

      -     0300 US EDT

- Webcast playback will be available from 1400 CET on 14 May, with a bookmarked version at 1800 CET the same day.

Results from the business groups

Reporting by Business Group (unaudited)

                                                               UBS Global Asset
CHF million                                  UBS Switzerland         Management              UBS Warburg           UBS PaineWebber
For the quarter ended                    31.3.02     31.3.01   31.3.02  31.3.01     31.3.02      31.3.01      31.3.02      31.3.01
-----------------------------------------------------------------------------------------------------------------------------------
Income                                     3,351       3,498       556      575       3,741        4,233        1,603        1,717
Credit loss expense (1)                      (93)       (185)        0        0         (40)         (35)          (3)          (4)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                     3,258       3,313       556      575       3,701        4,198        1,600        1,713
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                         1,227       1,236       264      271       2,439        2,378        1,223        1,296
General and administrative expenses          573         573       136      139         572          681          384          380
Depreciation                                 125         144         7       11          96          132           39           27
Amortization of goodwill and
other intangible assets                       27          28        74       70         102          102          125          124
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                   1,952       1,981       481      491       3,209        3,293        1,771        1,827
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events               1,306       1,332        75       84         492          905         (171)        (114)
Significant financial events                 155(2)        0         0        0           0            0            0            0
Tax expense
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests
Minority interests
-----------------------------------------------------------------------------------------------------------------------------------
Net profit
-----------------------------------------------------------------------------------------------------------------------------------

CHF million                                Corporate Center                  UBS Group
For the quarter ended                    31.3.02    31.3.01      31.3.02       31.3.01
--------------------------------------------------------------------------------------
Income                                       268        180        9,519        10,203
Credit loss expense (1)                       51         88          (85)         (136)
--------------------------------------------------------------------------------------
Total operating income                       319        268        9,434        10,067
--------------------------------------------------------------------------------------
Personnel expenses                           164         92        5,317         5,273
General and administrative expenses           35        104        1,700         1,877
Depreciation                                 130         80          397           394
Amortization of goodwill and
other intangible assets                        8          4          336           328
--------------------------------------------------------------------------------------
Total operating expenses                     337        280        7,750         7,872
--------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events                 (18)       (12)       1,684         2,195
Significant financial events                   0          0          155             0
Tax expense                                                          357           548
--------------------------------------------------------------------------------------
Net profit before minority interests                               1,482         1,647
Minority interests                                                  (119)          (68)
--------------------------------------------------------------------------------------
Net profit                                                         1,363         1,579
--------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 85 million for the quarter ended 31 March 2002 (CHF 136 million expense for the quarter ended 31 March 2001) is as follows: UBS Switzerland CHF 61 million expense (CHF 14 million expense), UBS Warburg CHF 31 million expense (CHF 117 million expense), UBS PaineWebber CHF 3 million expense (CHF 5 million expense) and Corporate Center CHF 10 million recovery.

(2)   Gain on disposal of Hyposwiss.

Invested Assets

                                                                      Net new
                                                                        money(1)
CHF billion                             31.3.02   31.12.01  % change     1Q02
--------------------------------------------------------------------------------
UBS Group                                 2,468      2,448         1     11.8
--------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients               314        311         1      1.3
Private Banking                             697        695         0      2.6
--------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                               330        328         1     (1.6)
Mutual funds                                347        344         1      2.0
--------------------------------------------------------------------------------
UBS Warburg
UBS Capital                                   1          1         0      0.1
--------------------------------------------------------------------------------
UBS PaineWebber                             779        769         1      7.4
--------------------------------------------------------------------------------

(1)   Excludes interest and dividend income.

Results from the Group financial accounts

UBS Group Income Statement (unaudited)

                                                                     Quarter ended               % change from
                                                                     -------------               -------------
CHF million, except per share data                         31.3.02     31.12.01      31.3.01     4Q01     1Q01
--------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                             10,213       10,326       14,565       (1)     (30)
Interest expense                                            (7,450)      (7,705)     (12,607)      (3)     (41)
--------------------------------------------------------------------------------------------------------------
Net interest income                                          2,763        2,621        1,958        5       41
Credit loss expense                                            (85)        (115)        (136)     (26)     (38)
--------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense                2,678        2,506        1,822        7       47
--------------------------------------------------------------------------------------------------------------
Net fee and commission income                                4,870        4,964        5,089       (2)      (4)
Net trading income                                           1,983          924        3,060      115      (35)
Other income                                                    58           68           96      (15)     (40)
--------------------------------------------------------------------------------------------------------------
Total operating income                                       9,589        8,462       10,067       13       (5)
--------------------------------------------------------------------------------------------------------------

Operating expenses
Personnel expenses                                           5,317        4,404        5,273       21        1
General and administrative expenses                          1,700        1,934        1,877      (12)      (9)
Depreciation of property and equipment                         397          414          394       (4)       1
Amortization of goodwill and other intangible assets           336          330          328        2        2
--------------------------------------------------------------------------------------------------------------
Total operating expenses                                     7,750        7,082        7,872        9       (2)
--------------------------------------------------------------------------------------------------------------
Operating profit before tax and minority interests           1,839        1,380        2,195       33      (16)
--------------------------------------------------------------------------------------------------------------
Tax expense                                                    357          173          548      106      (35)
--------------------------------------------------------------------------------------------------------------
Net profit before minority interests                         1,482        1,207        1,647       23      (10)
--------------------------------------------------------------------------------------------------------------
Minority interests                                            (119)        (101)         (68)      18       75
--------------------------------------------------------------------------------------------------------------
Net profit                                                   1,363        1,106        1,579       23      (14)
--------------------------------------------------------------------------------------------------------------
Basic earnings per share (CHF) (1)                            1.10         0.88         1.24       25      (11)
Basic earnings per share before goodwill (CHF) (1, 2)         1.37         1.14         1.50       20       (9)
Diluted earnings per share (CHF) (1)                          1.06         0.87         1.10       22       (4)
Diluted earnings per share before goodwill (CHF) (1, 2)       1.33         1.13         1.35       18       (1)
--------------------------------------------------------------------------------------------------------------

(1) All earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

(2)   Excludes the amortization of goodwill and other intangible assets.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our business group structure that took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Changes in US GAAP Accounting Policies Regarding Private Equity Investments

Effective 1 January 2002, UBS adopted the provisions of Statement of Financial Accounting Standards (SFAS) 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for its US GAAP financial statements. The statement primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In addition, SFAS 144 eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, as previously contained in Accounting Research Bulletin 51 "Consolidated Financial Statements" as amended by SFAS 94 "Consolidation of All Majority-Owned Subsidiaries". Therefore, on adopting SFAS 144, UBS changed its US GAAP accounting for private equity investments by accounting for those investments held within separate investment subsidiaries in accordance with the "AICPA Audit and Accounting Guide, Audits of Investment Companies". The effect of this change for US GAAP reporting purposes is that private equity investments are now recorded at fair value, with changes in fair value being recognized in US GAAP net profit. In prior years, private equity investments were carried at cost less impairment. UBS continues to account for these investments as available-for-sale securities in its primary financial statements under International Accounting Standards, with changes in fair value being recognized in shareholders' equity.

At 1 January 2002, the date of adoption of SFAS 144, the cumulative effect of this change in accounting on US GAAP net profit was an increase of CHF 639 million after tax. In the first quarter 2002, the effect of applying the new standard on the reconciliation of IAS net profit to US GAAP was to increase US GAAP net profit by CHF 25 million after tax.

                                                     Group Media Relations
                                                     Hotline
                                                     Tel. +41-1-234 85 00

                                                     www.ubs.com

Media release

                                                     14 May 2002

For immediate release

UBS expands leadership team

UBS today announces a broadening and strengthening of its leadership team, reinforcing its partnership approach and integrated business model

Zurich/Basel, May 14, 2002 - UBS today announces a significant expansion of its Group Executive Board through the following new members: John Fraser, Chairman & CEO of UBS Global Asset Management, Clive Standish, Chairman & CEO of UBS Asia Pacific, Mark Sutton, President and COO of UBS PaineWebber, and Marcel Rohner, newly appointed CEO of UBS Wealth Management & Business Banking, the new name for the UBS Switzerland business group. Marcel Rohner is currently COO and Deputy CEO of UBS Private Banking.

Stephan Haeringer, currently CEO of UBS Switzerland, will become Deputy President of the Group Executive Board and will join the Corporate Center. Here he will have responsibility for furthering UBS's integrated model which is designed to bring clients the best services and expertise from across the firm. He will also play a key role in promoting the Group's risk and cost control cultures.

Georges Gagnebin, currently CEO of UBS Private Banking, will become Chairman of the UBS Wealth Management & Business Banking business group, focusing particularly on development of the private banking franchise and on deepening relationships with key private banking clients. He will retain management of UBS's five independent private banks.

"These changes demonstrate more visibly than ever UBS's commitment to meritocracy and global partnership. I am confident that this further deepening of cross-business teamwork will accelerate our growing momentum. At the head of an integrated group with huge ambition, this leadership can tackle the future with great confidence," said Peter Wuffli, President of UBS.

Alain Robert (Swiss clients) and Raoul Weil (International clients) will lead UBS's Private Banking businesses. Eugen Haltiner will lead the Business Banking Switzerland unit, UBS's highly successful domestic banking business in Switzerland for individual and corporate clients, currently known as the Private & Corporate Clients unit.

In addition, the Private Banking units will also now cover affluent individual clients currently served by the Private and Corporate Clients business. There will be no change to these clients' advisory relationships, and no disruptions to their service.

"Wealth management is a core focus of UBS and we are continually looking for ways to accelerate the growth of both our domestic and international franchises," said Marcel Rohner.

As well as the expansion of the Group Executive Board, the Group Managing Board, representing the senior partnership level of the firm, will be expanded to a membership of 50 from the current 36.

UBS also announces that Markus Granziol, Chairman of UBS Warburg, has decided to leave UBS at the end of August 2002. During his three year tenure as CEO and then Chairman, Markus transformed UBS Warburg into one of the select group of major global investment banks, and UBS is immensely grateful for his huge contribution. John Costas, currently CEO of UBS Warburg, will assume the Chairmanship.

All management changes, except where otherwise stated, will be effective from July 2002, and structural changes will be reflected in the financial reporting from third quarter of 2002. Current granularity of disclosure will be enhanced by splitting Private Banking's revenues and invested assets between the two organisational units: Swiss clients and International clients.

UBS

Attachments:
Biographies
Structure of the Group Executive Board as of July 2002

Biographies

Stephan Haeringer (Swiss, 55)

Stephan Haeringer, based in Zurich, is Deputy President of the Group Executive Board. Between 2000 and 2002, he was head of the UBS Switzerland business group as well as its Private and Corporate Clients business unit, whose leadership he assumed in 1998. He has been a member of the Group Executive Board since 1998. Stephan has led the Private & Corporate Clients unit to record levels of profitability, and overseen the stabilisation and return to growth of UBS Private Banking.

Georges Gagnebin (Swiss, 56)

Georges Gagnebin, based in Zurich, is Chairman of the UBS Wealth Management & Business Banking business group. Between 2000 and 2002, he was CEO of UBS Private Banking and a member of the Group Executive Board. Georges has led the stabilisation of Private Banking after the merger of UBS and SBC, and the return of this core business to a growth path.

Marcel Rohner (Swiss, 37)

Marcel Rohner, based in Zurich, is CEO of the UBS Wealth Management & Business Banking business group. Previously, he was Chief Operating Officer and Deputy Head of UBS Private Banking and a member of the Group Managing Board. Marcel has developed UBS Private Banking's new approaches to product development, training, technology and marketing, and was previously UBS's Chief Risk Officer.

John Fraser (Australian, 50)

John Fraser, based in London, is Chairman and CEO of UBS Global Asset Management. He has been a member of the Group Managing Board since 1999. John, together with Peter Wuffli, was a key figure in the turnaround of performance and asset growth at UBS Global Asset Management.

Clive Standish (British, 49)

Clive Standish, based in Melbourne, is Chairman and CEO of UBS Asia/Pacific. Between 1999 and 2002, he was head of UBS Warburg Asia/Pacific and a member of the Group Managing Board. Under Clive's leadership, UBS Warburg's businesses across Asia and Australia have developed terrific momentum. Clive has a background in investment banking.

Mark Sutton (American, 47)

Mark Sutton, based in New York, is President and Chief Operating Officer of UBS PaineWebber. Since the merger with UBS, Mark has led the Private Clients business, which is the dominant part of UBS PaineWebber.

[LOGO] UBS                                                 Group Media Relations
                                                           May 14, 2002
                                                           Page 4 of 4

Group Executive Board
--------------------------------------------------------------------------------
From July 2002

Name                Position                              Age      Nationality    Location
==========================================================================================
Peter Wuffli        President of GEB                      44       Swiss          Zurich

Stephan Haeringer   Deputy President of GEB               55       Swiss          Zurich

John Costas         CEO UBS Warburg                       45       US             London

John Fraser         Chairman & CEO UBS Global Asset       50       Australian     London
                    Management

Georges Gagnebin    Chairman UBS Wealth Management        56       Swiss          Zurich
                    & Business Banking

Joe Grano           Chairman & CEO UBS PaineWebber        54       US             New York

Peter Kurer         Group General Counsel                 52       Swiss          Zurich

Marcel Rohner       CEO UBS Wealth Management &           37       Swiss          Zurich
                    Business Banking

Clive Standish      Chairman & CEO UBS Asia Pacific       49       British        Melbourne

Mark Sutton         President and COO UBS PaineWebber     47       US             New York

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            UBS AG


                                            By:    /s/ Robert Dinerstein
                                                --------------------------------
                                                 Name:  Robert Dinerstein
                                                 Title  Managing Director

                                            By:   /s/ Robert Mills
                                                --------------------------------
                                                 Name:  Robert Mills
                                                 Title: Managing Director


Date:  May 14, 2002